UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 12, 2016 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 1Q16 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q15, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 1Q16 RESULTS

Indicators (R$ Million)	1Q16	1Q15	Var.
Sales within the Concession Area - GWh	14,147	15,114	-6.4%
Captive Market	10,568	11,152	-5.2%
TUSD	3,579	3,962	-9.7%
Gross Operating Revenue(1)	7,281	7,405	-1.7%
Net Operating Revenue(1)	4,032	5,059	-20.3%
EBITDA (IFRS)(2)	947	972	-2.6%
Adjusted EBITDA(3)	949	1,003	-5.3%
Net Income (IFRS)	232	142	63.3%
Adjusted Net Income(4)	267	251	6.7%
Investments	446	331	34.8%

Notes:

(1)   Disregard construction revenues;

(2)   EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12;

(3)   Adjusted EBITDA considers CPFL Energia stake in each of the generation assets and excludes the non-recurring effects and the exchange variation in Itaipu invoices;

(4)   Adjusted Net Income considers CPFL Energia stake in each of the generation assets and excludes the non-recurring effects.

1Q16 HIGHLIGHTS

•     Sales dropped 6.4% in the concession area - residential (-4.6%), commercial (-5.2%) and industrial (-10.5%)

•     Stability in contracted demand: +0.5% Off Peak and +0.1% Peak (Mar-16 x Mar-15)

•     Decrease of 56% in CVA balance – from R$ 1.7 billion in Dec-15 to R$ 0.7 billion in Mar-16

•     CPFL Paulista tariff readjustment, in Apr-16, with an average effect of 7.55% on consumer billings

•     Approval of periodic tariff review of 5 discos, with an average effect on consumer billings of: CPFL Jaguari (13.25%), CPFL Mococa (9.02%), CPFL Leste Paulista (13.32%), CPFL Santa Cruz (7.15%) and CPFL Sul Paulista (12.82%)

•     Commercial start-up of Mata Velha SHPP (24 MW) and of 4 generation units in Campo dos Ventos and São Benedito wind complexes (8 MW), in May-16

•     Renegotiation of the hydrological risk of Baesa HPP (26 MW average), bringing up an additional benefit of R$ 8 million

•     Decrease of R$ 143 million in GSF expenses

•     Investments of R$ 446 million

•     Announcement of CEO succession process, with a transition phase until July 1st, 2016

•     Approval of the proposal of capital increase through stock dividend; new shares distributed to shareholders on May 5, 2016

•     2015 Annual Report released on Mar 31, 2016

Conference Call with Simultaneous Translation into English
 (Bilingual Q&A)

•         Friday, May 13, 2016 – 11:00 a.m. (Brasília), 10:00 a.m. (ET)

(   Portuguese: 55-11-3193-1001 or 55-11-2820-4001 (Brazil)

(   English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)

•         Webcast: www.cpfl.com.br/ir

Investor Relations Department 55-19-3756-6083 ri@cpfl.com.br www.cpfl.com.br/ir

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1) MESSAGE FROM THE CEO

We started another year of big challenges facing both Brazil and the electricity sector. In 1Q16, electricity consumption in the concession area of the group’s distribution companies continued to suffer from the effects of the economic downturn and the high tariff increases (all of them non-manageable by distributors), decreasing 6.4% in relation to 1Q15. The residential segment registered a 4.6% decline in consumption, driven also by the increase in unemployment and decrease in real income. The commercial segment registered a 5.2% drop, mainly reflecting the decline in retail sales. Finally, the industrial segment declined sharply by 10.5%, heavily influenced by the decline in industrial production. CPFL has been concerned about the possible impact of the crisis on default levels and has intensified its collections efforts since July 2015, increasing by more than 50% the number of disconnections, collections efforts and reporting to credit bureaus, among other actions.

The five distribution companies that signed new concession agreements in December 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari) underwent the 4th Tariff Review Cycle in March and the investments during the previous cycle, coupled with better terms offered in the new cycle, enabled increases of between 6% and 20% in Portion B. CPFL Paulista, the biggest distributor of the CPFL group, applied its annual tariff adjustment in early April, with an increase of 7.55% for consumers, which is good news considering that the tariff increase is lower than the inflation indices for the period. This trend of falling energy tariffs, driven also by the application of green flag billing (without any surcharge in the tariffs) since April 2016, should repeat in other distribution companies across the sector.

The Brazilian Electricity Regulatory Agency (Aneel) has been addressing the issue of overcontracting of energy distributors and has so far concluded Public Hearings 004/2016 (quotas) and 012/2016 (bilateral renegotiation of agreements with generators). These measures serve to mitigate the issue of overcontracting of CPFL Energia group distributors in 2016. However, we see a long way ahead before the problem is structurally resolved. According to rules, distributors must contract between 100% and 105% of their energy needs to supply their captive market.

With regard to the hydrological risk of hydroelectric generation plants (GSF), after renegotiating most of our contracts in the Regulated Contracting Environment (ACR) in 4Q15, we concluded renegotiation of the Baesa plant (Barra Grande Energia) in the SP100 regime, protecting the plant from 100% of the effects of GSF until the end of its regulated contracts. This generated a benefit of R$ 8 million in EBITDA in 1Q16. The strategy of renegotiating this risk is aimed at returning the predictability and stability of cash flows to hydroelectric generators.

In the case of renewable generation, we once again showcased the successful strategy of our subsidiary CPFL Renováveis in implementing its projects. At the start of May, the 24MW SHP Mata Velha went operational more than a year and a half ahead of the start of supply as per its contract, which opened up the possibility of selling its energy on the free market until the end of 2017. The first wind turbines at the Campo dos Ventos and São Benedito wind farms, located in the state of Rio Grande do Norte, also obtained authorization from Aneel, adding 8.4 MW of installed capacity. It will be our biggest wind power complex (installed capacity of 231MW) and with the highest capacity factor (58.5%), which will be sold on the free market for our trading company, CPFL Brasil. Renewable energy generation increased 2.5%, thanks to portfolio diversification in terms of both geographical location and energy sources, which helped the weak wind power generation in the quarter to be offset by other energy sources.

Leverage of the CPFL Energia Group, measured by the Net Debt/EBITDA ratio, reached 3.42x at the end of 1Q16, considering the proportional contribution of each project in this indicator, which is the same used to measure the company’s financial covenants. Continuing the initiative we launched in 4Q15, we are recovering the balance of CVAs (regulatory assets), which ended the quarter at R$ 0.7 billion, reducing the need for borrowings to cover the gap in tariffs. The Company’s cash balance of R$4.2 billion is more than sufficient to honor debts maturing until the end of 2017, which underscores the group’s strategy of placing emphasis on liquidity that has proven successful at this time of a credit squeeze.

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In April, the Board of Directors chose André Dorf for the position of Chief Executive Officer of the Company as part of my succession process. After 18 years at the CPFL group, I am satisfied to see a very well planned and smooth transition, which will continue till July 1, 2016, when André will take over. André has already been with the group for three years leading CPFL Renováveis and has all the qualities and the competence to take on the challenge of leading the new growth phase of the group.

I place on record my gratitude to the Board of Directors for their trust in me during all these years at the helm of CPFL Energia. In this new phase, the Board of Executive Officers continues the strategy of financial discipline, operational excellence and pursuit of productivity in order to ensure the long-term sustainability of our businesses.

Wilson Ferreira Jr.

CEO of CPFL Energia

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2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

In 1Q16, sales within the concession area, achieved by the distribution segment, totaled 14,147 GWh, a decrease of 6.4%.

Sales within the Concession Area - GWh
	1Q16	1Q15	Var.
Captive Market	10,568	11,152	-5.2%
TUSD	3,579	3,962	-9.7%
Total	14,147	15,114	-6.4%

In 1Q16, sales to the captive market totaled 10,568 GWh, a decrease of 5.2%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 3,579 GWh in 1Q16, a decrease of 9.7%. These reductions reflect the turmoil of the macroeconomic scenario, which has resulted in the drop in industrial production, lower sales volume of retail trade and reducing real payroll.

Sales within the Concession Area - GWh
	1Q16	1Q15	Var.	Part.
Residential	4,265	4,471	-4.6%	30.1%
Industrial	5,146	5,749	-10.5%	36.4%
Commercial	2,585	2,728	-5.2%	18.3%
Others	2,150	2,167	-0.8%	15.2%
Total	14,147	15,114	-6.4%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 12.13.

Noteworthy in 1Q16, in the concession area:

•           Residential and commercial segments (30.1% and 18.3% of total sales, respectively): down by 4.6% and 5.2%, respectively. This performance reflects the changes in the labor market, with the hike of unemployment, the declining real income mass and the increase in electricity prices observed in 2015.

•           Industrial segment (36.4% of total sales): decrease of 10.5%, reflecting weaker performance of the economic activity and the fall of the business confidence in the industry recently and excessive inventories observed in the industry in recent months. In the same period, industrial production fell by 11.9%. Among the largest distributors of the group, we highlight CPFL Piratininga, with a decrease of 16.1% (or 308 GWh). The CPFL Paulista recorded a drop of -6.8% (or 184 GWh) and RGE had a decrease of 8.7% (or 73 GWh).

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2.1.1) Sales by segment – Concession Area

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	1Q16	1Q15	Var.
Residential	4,265	4,471	-4.6%
Industrial	1,849	2,073	-10.8%
Commercial	2,347	2,487	-5.6%
Others	2,107	2,122	-0.7%
Total	10,568	11,152	-5.2%

Note: The tables with captive market sales by distributor are attached to this report in item 12.14.

The retail sales were influenced mainly by the decrease in consumption in the industrial class which, in turn, reflects the slowdown in economic activity and the fall of the confidence level and excessive inventories, as explained above. Another key factor that influenced the captive market was the performance of the residential segment, which decreased 4.6% from the strong comparison base of 1Q15, the run-up to significant tariff increases and the deterioration in the labor market.

2.1.3) TUSD (consumption of free customers)

TUSD - GWh
	1Q16	1Q15	Var.
Industrial	3,297	3,676	-10.3%
Commercial	238	241	-1.2%
Others	44	45	-3.3%
Total	3,579	3,962	-9.7%

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TUSD by Distributor - GWh
	1Q16	1Q15	Var.
CPFL Paulista	1,845	1,932	-4.5%
CPFL Piratininga	1,219	1,455	-16.2%
RGE	432	468	-7.6%
CPFL Santa Cruz	12	12	2.3%
CPFL Jaguari	27	19	40.1%
CPFL Mococa	7	6	14.6%
CPFL Leste Paulista	14	11	21.2%
CPFL Sul Paulista	23	58	-61.0%
Total	3,579	3,962	-9.7%

2.2) Contracted Demand in % (high voltage)

2.3) Generation Installed Capacity

In 1Q16, the Generation installed capacity of CPFL Energia, considering the stake in each project, reached 3,128 MW of installed capacity, an increase of 0.4% compared to 1Q15. This increase is mainly due to the addition of Morro dos Ventos II (2Q15) wind farms.

Note: Take into account CPFL Energia’s 51.61% stake in CPFL Renováveis

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3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2015 and 2014, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

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3.1) Consolidation of CPFL Renováveis Financial Statements

On December 31, 2015, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Presentation of adjusted figures

Since the 1Q14, the presentation of adjusted figures considers similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (IFRS - R$ Thousands)
	1Q16	1Q15	Var.
Gross Operating Revenue[2]	7,281	7,405	-1.7%
Net Operating Revenue[2]	4,032	5,059	-20.3%
Cost of Electric Power	(2,528)	(3,598)	-29,7%
Operating Costs & Expenses	(1,146)	(1,051)	9.0%
EBIT	576	641	-10.2%
EBITDA[3]	947	972	-2.6%
Financial Income (Expense)	(232)	(367)	-36.8%
Income Before Taxes	408	291	40.0%
Net Income	232	142	63.3%

Consolidated Income Statement - CPFL ENERGIA (Adjusted - R$ Thousands)[1]
	1Q16	1Q15	Var.
Gross Operating Revenue[2]	7,233	7,263	-0.4%
Net Operating Revenue[2]	3,985	4,954	-19.6%
Cost of Electric Power	(2,400)	(3,356)	-28.5%
Operating Costs & Expenses	(1,123)	(1,106)	1.6%
EBIT	679	723	-6.1%
EBITDA[3]	949	1,003	-5.3%
Financial Income (Expense)	(217)	(284)	-23.7%
Income Before Taxes	462	439	5.3%
Net Income	267	251	6.7%

Notes:

(1)    Adjusted figures take into account CPFL’s equivalent stake in each generation project and disregard non-recurring effects. Details about the adjustments in the Adjusted EBITDA and in the Adjusted Net Income are in items 4.5 and 4.7 of this report;

(2)    Disregard Construction Revenue, in the amount of R$ 217 million in 1Q16 and of R$ 231 million in 1Q15;

(3)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

4.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 9, 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

In 1Q16, it was accounted the total sectoral financial liabilities in the amount of R$ 732 million, compared to the total sectoral financial assets in the amount of R$ 689 million in 1Q15, a variation of R$ 1,421 million. On March 31, 2016, the balance of these sectoral financial assets and liabilities was of R$ 707 million (R$ 737 million, excluding the special obligations recorded as the methodology of the 4th Cycle of Tariff Review), compared to a balance of R$ 1,954 million (R$ 1,682 million, excluding the amount related to the tariff flags not approved by Aneel and special obligations recorded as the methodology of the 4th Cycle of Tariff Review) on December 31, 2015.

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4.2) Operating Revenue

Disregarding the revenue from the construction of concession infrastructure, gross operating revenue (IFRS) reached R$ 7,281 million in 1Q16, representing a reduction of 1.7% (R$ 124 million). The adjusted gross operating revenue was of R$ 7,233 million in 1Q16, a reduction of 0.4% (R$ 29 million).

Net operating revenue (IFRS, disregarding the revenue from the construction of concession infrastructure) reached R$ 4,032 million in 1Q16, registering a reduction of 20.3% (R$ 1,027 million). The adjusted net operating revenue, disregarding the revenue from the construction of concession infrastructure, amounted to R$ 3,985 million in 1Q16, a reduction of 19.6% (R$ 969 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•      Reduction of revenues in the Distribution segment, in the amount of R$ 917 million (for more details, see item 11.1.2);

•      Reduction of revenues in the Conventional Generation segment, in the amount of R$ 45 million;

•      Reduction of revenues in CPFL Renováveis, in the amount of R$ 39 million;

Partially offset by:

•      Increase of revenues in the Commercialization and Services segment, in the amount of R$ 32 million.

4.3) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,528 million in 1Q16, registering a reduction of 29.7% (R$ 1,070 million). The adjusted cost of electric energy was R$ 2,400 million in 1Q16, a reduction of 28.5% (R$ 956 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale (IFRS) in 1Q16 reached R$ 2,166 million, a reduction of 32.4% (R$ 1,038 million), mainly due to the following non-recurring events:

✓ CPFL Renováveis’ energy purchase for SHPPs, totaling R$ 1 million in 1Q15;

✓ Gain with the strategy put in place for the seasonality of physical guarantee, totaling R$ 68 million in 1Q15 (R$ 65 million in the Conventional Generation segment and R$ 3 million in CPFL Renováveis); the total gain with the strategy put in place for the seasonality of physical guarantee was of R$ 72 million in 1Q15 (R$ 65 million in the Conventional Generation segment and R$ 7 million in CPFL Renováveis), considering that the difference of R$ 4 million of CPFL Renováveis was considered in the Operating Revenue;

✓ GSF (Generation Scale Factor), in the amount of R$ 154 million in 1Q15;

✓ Renegotiation of GSF related to the ACR (regulated market) portion of BAESA (reversal of GSF expenses net of R$ 9.50/MWh risk premium), in the amount of R$ 8 million in 1Q16.

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Note: after the GSF renegotiation in 4Q15, the Company has considered the remaining GSF as a recurring effect, and has considered the gains with the strategy put in place for the seasonality of physical guarantee of 2015 as a non-recurring effect, since the effects of seasonality are significantly reduced after the renegotiation of the GSF.

GSF and Seasonality Gain (Adjusted - R$ Million)
	1Q16 (*)	2015	4Q15	3Q15	2Q15	1Q15
GSF
Conventional Generation	(10)	(319)	(23)	(48)	(121)	(127)
CPFL Renováveis	(1)	(54)	(3)	(5)	(18)	(27)
Total	(12)	(373)	(26)	(53)	(139)	(154)

Seasonality Gain (Loss)
Conventional Generation	-	89	(29)	(7)	60	65
CPFL Renováveis	-	4	(3)	(2)	3	7
Total	-	93	(32)	(9)	63	72

Note: (*) The remaining GSF expense refers to the portion of the free market (ACL) contracts that were not renegotiated.

In the adjusted figures, that disregard these effects, the cost of electric power purchased for resale in 1Q16 was R$ 2,031 million, representing a reduction of 31.3% (R$ 925 million). The decrease mainly reflects the variations below:

               (i)       Reduction in the amount of energy purchased in the spot market/PROINFA cost (R$ 470 million), excluding the GSF and the gain with the strategy put in place for the seasonality of physical guarantee (non-recurring effects), due to lower spot prices (in SE/CW, R$ 34.60/MWh in 1Q16 vs. R$ 388.48/MWh in 1Q15; in South, R$ 34.59/MWh in 1Q16 vs. R$ 388.48/MWh in 1Q15);

              (ii)       Reduction of 23.2% (R$ 486 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the reduction of 31.6% in the average purchase price (R$ 153.14/MWh in 1Q16 vs. R$ 223.73/MWh in 1Q15), partially offset by the increase of 13.2% (1,278 GWh) in the volume of purchased energy;

             (iii)       Reduction of 10.0% (R$ 61 million) in the cost of energy from Itaipu, due to the reductions of 9.3% in the average purchase price (R$ 217.28/MWh in 1Q16 vs. R$ 239.45/MWh in 1Q15) and of 0.9% (22 GWh) in the volume of purchased energy;

Partially offset by:

            (iv)       Reduction of 31.3% (R$ 92 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system (IFRS) reached R$ 362 million in 1Q16, a reduction of 8.1% (R$ 32 million). In adjusted figures, that take into account the proportionate consolidation of generation assets, sector charges reached R$ 369 million in 1Q16, a reduction of 7.7% (R$ 31 million), due to the following factors:

               (i)       Reduction of 25.8% (R$ 44 million) in the system service usage charges – ESS, due to the spot price (PLD) reduction;

              (ii)       Reduction of 10.1% (R$ 23 million) in basic network charges;

             (iii)       Reduction of 18.6% (R$ 3 million) in Itaipu transmission charges;

Partially offset by:

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              (iv)       Expense of R$ 31 million in Reserve Energy Charge – EER, paid in 1Q16 and not observed in 1Q15;

             (v)       Increase of R$ 6 million in charges for connection and usage of the distribution system;

            (vi)       Reduction of 7.8% (R$ 3 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

4.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 1,146 million in 1Q16, an increase of 9.0% (R$ 94 million) if compared to 1Q15, R$ 1,051 million. Adjusted operating costs and expenses were R$ 1,123 million in 1Q16, an increase of 1.6% (R$ 18 million), if compared to 1Q15, R$ 1,106 million, due to the following factors:

     (i)        The adjusted PMSO item, that reached R$ 620 million in 1Q16, compared to R$ 580 million in 1Q15, registering a decrease of 7.0% (R$ 40 million);

The table below lists the main variation in PMSO:

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MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	1Q16	1Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(245.0)	(225.0)	(19.9)	8.9%
Material	(39.8)	(32.2)	(7.6)	23.6%
Outsourced Services	(149.2)	(135.9)	(13.4)	9.8%
Other Operating Costs/Expenses	(172.7)	(97.8)	(74.9)	76.5%
Allowance for doubtful accounts	(46.1)	(21.3)	(24.8)	116.4%
Legal, judicial and indemnities expenses	(59.4)	(29.6)	(29.8)	100.6%
GSF risk premium	(3.0)	-	(3.0)	-
Others	(67.2)	(46.9)	(20.3)	36.8%
Reported PMSO (IFRS) - (A)	(606.7)	(490.9)	(115.8)	23.6%
Proportional Consolidation + Regulatory Assets&Liabilities
Personnel	6.6	5.3
Material	(30.3)	(99.9)
Outsourced Services	12.8	8.5
Other Operating Costs/Expenses	(2.5)	(2.7)
Allowance for doubtful accounts	0.1	(0.0)	0.1	-
Legal, judicial and indemnities expenses	3.4	2.9	0.6	19.5%
GSF risk premium	(1.8)	-	(1.8)	-
Others	(4.2)	(5.6)	1.4	-24.6%
Total Proportional Consolidation + Regulatory Assets&Liabilities - (B)	(13.4)	(88.8)	75.4	(84.9%)
Adjusted PMSO
Personnel	(238.4)	(219.7)	(18.7)	8.5%
Material	(70.1)	(132.1)	62.0	(46.9%)
Outsourced Services	(136.4)	(127.3)	(9.1)	7.1%
Other Operating Costs/Expenses	(175.2)	(100.6)	(74.6)	74.2%
Allowance for doubtful accounts	(46.0)	(21.3)	(24.7)	115.9%
Legal, judicial and indemnities expenses	(56.0)	(26.7)	(29.2)	109.2%
GSF risk premium	(4.8)	-	(4.8)	-
Others	(68.4)	(52.5)	(15.9)	30.2%
Total adjusted PMSO - (C) = (A) + (B)	(620.0)	(579.7)	(40.3)	7.0%

This variation is explained mainly by the following aspects:

✓  Personnel expenses, that recorded an increase of 8.5% (R$ 19 million), mainly due to: (i.a) Collective Bargaining Agreement – wages and benefits (R$ 13 million); (i.b) increase in the Services segment business, due to  business expansion of CPFL Serviços, CPFL Atende and Nect (R$ 7 million);

✓  Out-sourced services expenses, which registered an increase of 7.1% (R$ 9 million), mainly due to increase in the Distribution segment business (R$ 5 million) through expenses with the maintenance of the power grid, meter reading and use, collection actions, bill delivery and collection, tree pruning and increase in the  Services segment business (R$ 5 million)

✓  Other operational costs/expenses, that registered an increase of 74.2% (R$ 75 million), mainly due to:

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•         Increase of 109.9% of legal and court expenses (R$ 29 million)

•         Increase of 116.0% in allowance for doubtful accounts (R$ 25 million), due to deterioration of the macroeconomic scenario and tariff adjustments that occurred in 2015;

•         Hydrologic risk premium amortization – GSF in the Generation segment business (Conventional/Renewables) (R$ 5 million)

•         Increase of 132.2% in assets disposal (R$ 5 million);

•         Increase of operating fines (DIC, FIC, DMIC and DICRI) in the Distribution segment (R$ 3 million), mainly in CPFL Paulista (R$ 2 million); and

•         Others (R$ 7 million)

Partially offset by:

✓  Decrease of 46.9% in Material (R$ 62 million), mainly explained by

•         In the Conventional Generation segment business, additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that reduced R$ 69 million in Conventional Generation. The average Unit Variable Cust (CVU) this termal plant decreased of R$ 426.75/MWh in 1Q15 to R$ 272.36/MWh in 1Q16. The item related to oil acquisition by Epasa is directly associated to revenue generation from this activity.

•         In the Distribution segment business, that increased R$ 7 million, mainly due to replacement of the line and grid maintenance materials (R$ 4 million) and acquisition of materials for fleet maintenance (R$ 3 million);

    (ii)       Depreciation and Amortization, which represented an increase of 5.1% (R$ 11 million), are mainly explained by (i) the increase in the Distribution segment business (R$ 6 million) in  amortization of intangible distribution infrastructure asset, mainly due to additions to the intangible assets base in the period and (ii) CPFL Renováveis (R$ 4 million) due to conclusion of the DESA acquisition report, with the consequent reclassification of a part of the amortization that was booked under amortization of exploration rights in general and administrative expenses to costs with depreciation and amortization, and also the adjustment of the terms of depreciation of some of the projects in operation and under construction.

Partially offset by:

   (iii)       Decrease of 31.6% in Intangible of Concession Amortization (R$ 20 million), due to:

✓  Decrease in the Intangible of Concession balance accounted in the holding company CPFL Energia, due to the renewal of the concessions of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari e CPFL Mococa (R$ 10 million);

✓  Change in accounting practice, due to until December 31, 2015, the intangible assets acquired of Distribution companies and Generation companies, which registered in the CPFL Energia holding and in the CPFL Geração (parent company) were amortized on a straight-line basis or based on the net projected profit curve of the concessionaries, as applicable. As of January 1, 2016, the Company will amortize the intangible assets acquired on a straight-line basis, in all cases (R$ 6 million) and;

✓  Decrease in CPFL Renováveis (R$ 3 million), as a result of the reclassification to the line of depreciation costs, due to the conclusion of the DESA acquisition report.

   (iv)       Decrease of 5.7% (R$ 13 million) in the cost of building the infrastructure of the concession.

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This item, which reached R$ 217 million in 1Q16, has its counterpart in the “operating revenue”;

    (v)        Decrease of 14.9% in the Private Pension Fund expenses (R$ 2 million).

4.5) EBITDA

In 1Q16, IFRS EBITDA reached R$ 947 million, registering a reduction of 2.6% (R$ 25 million). Adjusted EBITDA in 1Q16 totaled R$ 949 million, compared to R$ 1,003 million in 1Q15, a reduction of 5.3% (R$ 53 million).

EBITDA conciliation - IFRS x Adjusted (R$ million)
	1Q16	1Q15	Var.
EBITDA - IFRS (A)	947	972	-2.6%
(+) Proportional Consolidation of Generation (B)	7	(12)
Conventional Generation	88	74
CPFL Renováveis	(81)	(86)
(+) Itaipu Foreign Exchange Variation (C) (*)	3	(71)
(+) Non-recurring effects (D)	(8)	113
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	(8)	155
Effective tax PIS/COFINS adjustment	-	30
Seasonality Gain (CPFL Geração and CPFL Renováveis)	-	(72)
Adjusted EBITDA (A + B + C + D)	949	1.003	-5.3%

Note: (*) To better reflect the actual operating cash generation of the distribution segment, we adjust Itaipu foreign exchange variation in the adjusted EBITDA. This effect has its counterpart in the Financial Result, with no effect on Net Income.

4.6) Financial Result

In 1Q16, net financial expense (IFRS) was of R$ 232 million, a reduction of 36.8% (R$ 135 million) compared to the net financial expense of R$ 367 million reported in 1Q15. The adjusted net financial expense, considering the proportional consolidation in the segments of conventional and renewable generation, and excluding the effect of the exchange variation in Itaipu’s invoices, was of R$ 217 million, a reduction of 23.7% (R$ 67 million).

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Financial Result (IFRS - R$ Million)
	1Q16	1Q15	Var.
Financial Revenues	405	287	41.0%
Financial Expenses	(636)	(654)	-2.6%
Financial Result	(232)	(367)	-36.8%

Financial Result (Adjusted - R$ Million)
	1Q16	1Q15	Var.
Revenues
Income from Financial Investments	128	108	18.6%
Additions and Late Payment Fines	57	43	32.7%
Fiscal Credits Update	3	2	35.0%
Judicial Deposits Update	9	17	-46.0%
Monetary and Foreign Exchange Updates	54	18	209.7%
Adjustment of Expected Cash Flow	93	59	55.7%
Discount on Purchase of ICMS Credit	7	5	46.9%
Sectoral Financial Assets Update	49	10	412.2%
PIS and COFINS over Other Financial Revenues	(21)	-	-
Others	19	13	47.4%
Total	398	274	45.2%

Expenses
Debt Charges	(389)	(381)	2.1%
Monetary and Foreign Exchange Updates	(144)	(128)	12.0%
(-) Capitalized Interest	8	2	221.7%
Sectoral Financial Liabilities Update (*)	(2)	(3)	-49.2%
Use of Public Asset	(23)	(19)	20.5%
Others	(65)	(29)	124.8%
Total	(615)	(558)	10.1%

Financial Result	(217)	(284)	-23.7%

Note: (*) The effect of Itaipu foreign exchange variation was positive in R$ 3 million in 1Q16 and negative in R$ 71 million in 1Q15.

The items explaining these variations in adjusted Financial Result are as follows:

•         Financial Revenues: in IFRS, an increase of 41.0% (R$ 118 million), from R$ 287 million in 1Q15 to R$ 405 million in 1Q16. In the adjusted figures, considering the proportional consolidation in the segments of conventional and renewable generation, an increase of 45.2% (R$ 124 million), from R$ 274 million in 1Q15 to R$ 398 million in 1Q16 mainly due to the following factors:

(i)            Increase of 412.2% (R$ 40 million) in the sectoral financial assets update;

(ii)           Increase of 209.7% (R$ 37 million) in the monetary and foreign exchange updates, due to: (a) the increase of R$ 16 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; (b) the increase of R$ 3 million in the update of the balance of tariff subsidies, as determined by ANEEL; (c) gain of R$ 28 million with the zero-cost collar derivative1; partially offset by (d) other monetary and foreign exchange updates (R$ 11 million);

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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(iii)          Increase of 55.7% (R$ 33 million) in the adjustment of expected cash flow (monetary update of concession’s financial asset), due to: (a) the higher inflation (IGP-M index of 1.86% in 1Q15 vs. IPCA index2 of 2.64% in 1Q16); (b) the higher assets base in CPFL Paulista, CPFL Piratininga and RGE; partially offset by (c) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa)3;

(iv)         Increase of 18.6% (R$ 20 million) in the income from financial investments, due to the increases in the average balance of investments and in the average CDI interbank rate;

(v)          Increase of 32.7% (R$ 14 million) in additions and late payment fines, due to the increase in the tariff;

(vi)         Increase of R$ 9 million in other financial revenues;

Partially offset by:

(vii)        Reduction of 46.0% (R$ 8 million) in judicial deposits update;

(viii)       PIS and COFINS on financial revenues (R$ 21 million).

•         Financial Expenses: in IFRS, a reduction of 2.6% (R$ 17 million), from R$ 654 million in 1Q15 to R$ 636 million in 1Q16. In adjusted figures, considering the proportional consolidation in the segments of conventional and renewable generation, and excluding the effect of the exchange variation in Itaipu’s invoices, an increase of 10.1% (R$ 57 million), from R$ 558 million in 1Q15 to R$ 615 million in 1Q16, mainly due to the following factors:

(i)            Increase of 12.0% (R$ 15 million) in the monetary and foreign exchange updates, due to: (a) the increase of debt charges in foreign currency, with swap to CDI interbank rate (R$ 42 million); partially offset by (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 27 million);

(ii)           Increase of 2.1% (R$ 8 million) of debt charges in local currency, reflecting the increases in the average cost and stock of debt;

(iii)          Increase of 20.5% (R$ 4 million) in the financial expenses with the Use of Public Asset (UBP), due to the variation of the IGP-M, inflation index used to update this item;

(iv)         Increase of R$ 29 million in other financial expenses, due to: (a) CDE subsidy update (R$ 12 million); and (b) other effects (R$ 17 million).

4.7) Net Income

In 1Q16, net income (IFRS) was R$ 232 million, registering an increase of 63.3% (R$ 90 million). Adjusted net income totaled R$ 267 million, compared to R$ 251 million in 1Q15, an increase of 6.7% (R$ 17 million).

2 In November 2015, through the Resolution (REN) no. 686/2015, ANEEL approved changes in the PRORET (Tariff Regulation Procedures), sub-module 2.3, including the replacement of the IGP-M inflation index by the IPCA inflation index to update the regulatory asset base.

3 In order to calculate the split between the intangible asset and concession’s financial asset, it uses the useful life of assets. The portion of the useful life that occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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Net Income conciliation - IFRS x Adjusted (R$ million)
	1Q16	1Q15	Var.
Net Income - IFRS (A)	232	142	63.3%
(+) Proportional Consolidation of Generation (B)	40	26
Conventional Generation	(11)	(5)
CPFL Renováveis	51	31
(+) Non-recurring effects (C)	(5)	82
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	(5)	112
Effective tax PIS/COFINS adjustment	-	20
Seasonality Gain (CPFL Geração and CPFL Renováveis)	-	(50)
Adjusted Net Income (A + B + C)	267	251	6.7%

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5) DEBT

5.1) Debt (IFRS)

1) For debt linked to foreign currency (30.4% of total), swaps are contracted, which convert indexing for CDI;

2) PSI - Investment Support Program.

Net Debt and Leverage in IFRS

IFRS - R$ Million	1Q16	1Q15	Var. %
Financial Debt (including hedge)	(18,442)	(18,961)	-2.7%
(+) Available Funds	4,406	4,028	9.4%
(=) Net Debt	(14,036)	(14,933)	-6.0%

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5.2) Debt (Pro forma)

5.2.1) Debt Evolution in Pro forma criteria (R$ Billion)

1) These graphics do not consider MTM and expenses with funding and issuance.

5.2.2) Debt Amortization Schedule in Pro forma criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 18-24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the beginning of 2016, CPFL Energia is working in 2017 and 2018 prefunding.

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Debt Amortization Schedule in Pro forma criteria (Mar-16)1

1) Considers only the principal debt, including hedge and excluding funding costs;

2) Twelve months (Apr-16 to Mar-17);

3) April-17 to Dec-17

The cash position at the end of 1Q16 has coverage ratio of 2.32x the amortizations of the next 12 months, enough to honor all amortization commitments until around the beginning of 2018. The average amortization term, calculated by this schedule, is 3.43 years.

Financial Debt - 1Q16 - Pro-Forma (R$ Million)
	BNDES		Financial Institutions		Other		Foreign Currency		Debentures			Total
Segments	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Holding (CPFL Energia)	-	-	-	-	-	-	323	-	-	-	323	-	323
Distribution	350	1,256	28	459	4	9	795	4,705	-	2,245	1,177	8,674	9,851
Commercialization and Services	4	25	2	3	1	0	14	49	-	-	21	77	98
Conventional Generation	173	1,073	-	618	10	69	361	24	11	2,301	555	4,084	4,639
CPFL Renováveis	148	1,553	-	-	42	343	-	-	116	919	306	2,815	3,121
Other	6	53	8	25	-	-	-	-	-	-	14	78	92

Debt (Principal)	681	3,960	38	1,104	56	421	1,493	4,777	127	5,465	2,395	15,728	18,123

Charges											233	(73)	160

Hedge											(569)	(1,226)	(1,795)

Financial Debt Including Hedge											2,059	14,429	16,487
Percentage on total (%)											12.5%	87.5%	100.0%
Private Pension Fund (PPF)											0	469	469

Financial Debt (Including Private Pension Fund)											2,059	14,898	16,957
Percentage on total (%)											12.1%	87.9%	100.0%

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5.2.3) Indexation and Debt Cost in Proforma criteria

Indexation1 After Hedge2 in Proforma criteria – 1Q15 vs. 1Q16

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (33.5% of total), swaps are contracted, which convert the indexation to CDI;

3) PSI - Investment Support Program.

1) Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge.

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5.3) Net Debt and Leverage (Covenant criteria)

In 1Q16, Net Debt Pro-forma totaled R$ 12.2 billion, a decrease of 9.9% compared to net debt position at the end of 1Q15 in the amount of R$ 13.6 billion.

Pro forma (*) - R$ Million	1Q16	1Q15	Var.
Financial Debt (including hedge)[1]	(16,478)	(17,372)	-5.1%
(+) Available Funds	4,237	3,783	12.0%
(=) Net Debt	(12,241)	(13,589)	-9.9%

EBITDA Proforma[2]	3,577	3,835	-6.7%

Net Debt / EBITDA	3,42x	3,54x	-0,08x

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) Adjusted EBITDA in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects. Considering that, adjusted net debt totaled R$ 12.2 billion and adjusted EBITDA reached R$ 3.6 billion, the adjusted Net Debt / adjusted EBITDA at the end of 1Q16 reached 3.42x.

5.4) Ratings

On March 2016, Fitch Ratings affirmed the AA (bra) ratings of CPFL Energia and its subsidiaries. However, the agency changed the outlook from stable to negative. Despite of the Brazilian Sovereign downgrade in May by the agency, the ratings of CPFL Energia were maintained. The following table shows the ratings and the outlooks assigned by the agencies.

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6)  INVESTMENTS

6.1)  Capital Expenditures

Notes:

1) The R$ 8 million difference in the first quarter of 2016 between the numbers reported by CPFL Renováveis's Earnings Release is accounted in the line “Non-  cash transactions and other information” from CPFL Renováveis ITR (Note 30);

2) Others – all type of investment that is not included on the segments listed above.

In 1Q16, R$ 446 million were invested in business maintenance and expansion, 34.8% higher than 1Q15. In addition, we invested R$ 4 million in the quarter in the construction of CPFL Transmissão’s transmission lines and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non-current assets. CPFL Energia also booked R$ 44 million in Special Obligations in the quarter among other items financed by the consumer.

Listed below are some of the main investments made by CPFL Energia in 1Q16, in each segment:

    (i)        DisCos:

a.    Strengthening and expansion the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

        (ii)   GenCos:

a.    Campo dos Ventos II Wind Complex;

b.    São Benedito Wind Complex;

c.    Pedra Cheirosa Wind Complex;

d.    Mata Velha SHPP.

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6.2)  Projected Capital Expenditures

In December 2015, the Board of Executive Officers' proposal for the 2016 Annual Budget and the 2017/2020 Multiannual Plan for CPFL Energia and its subsidiaries, which was previously discussed by the Budget and Corporate Finance Commission.

Projected Capital Expenditures in R$ million

Distribution:
R$ 7,033 million
Generation:
R$ 2,092 million (IFRS)
R$ 1,130 million (Pro-forma)
Commercialization and Services
R$ 541 million
IFRS
1,427
59
500
868
2,813
119
1,516
1,178
1,911
95
426
1,390
1,640
88
90
1,462
1,648
104
32
1,512
1,654
135
28
1,491
Pro-forma
1,200
59
273
868
2,095
119
798
1,178
1,719
95
234
1,390
1,604
88
54
1,462
1,639
104
23
1,512
1,647
135
21
1,491
2015 current (cash flow)
2016
2017
2018
2019
2020

Notes:

(i) Constant currency;

(ii) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

(iii) IFRS – Considers 100% on CPFL Renováveis and Ceran; Pro forma – Considers proportional stakes in the generation projects.

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7) ALLOCATION OF RESULTS

The Company’s Bylaws require the distribution annually of at least 25% of net income adjusted according to law, as dividends to its shareholders.  The proposal for allocation of net income from the fiscal year is shown below:

Minimum Mandatory Dividend (25%)

The Board of Directors proposed the payment of R$ 205 million in dividends to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). This proposed amount corresponds to R$ 0.206868475 per share, related to the year 2015. This proposal was approved by the Annual General Shareholders’ Meeting (AGM) held on April 29, 2016.

CPFL Energia informed its shareholders and the market, through a Notice to Shareholders released on April 29, 2016, that the Annual General Shareholders’ Meeting held on April 29, 2016, approved the declaration of “Dividend” to be imputed to the 2015 mandatory dividends, pursuant to the following instructions:

(i) Value: the amount of dividends to be paid is R$ 205,423,336.52 (two hundred and five million, four hundred and twenty-three thousand, three hundred and thirty-six reais and fifty-two centavos), equivalent to R$ 0.206868475 per common share.

(ii) Ex-dividend: shareholders owning shares on April 29, 2016 are entitled to receive these dividends. Shares were traded ex-dividend on the São Paulo Stock Exchange (BM&FBovespa S.A. Bolsa de Valores, Mercadorias e Futuros - BM&FBOVESPA) and New York Stock Exchange (NYSE) as of May 2, 2016.

(iii) Payment: said dividends will be paid on July 1, 2016.

Statutory Reserve – Strengthening of Working Capital

For this fiscal year, considering the current adverse economic scenario and the uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases occurred during the year 2015, the Company’s Management proposed the allocation of R$ 393 million to the statutory reserve – strengthening of working capital.

Stock Dividend for Shareholders

To strengthen the Company’s capital structure, the Board of Executive Officers meeting held on March 7, 2016, recommended that the Board of Directors propose to the Shareholders Meeting the capitalization of the balance of the statutory reserve – strengthening of working capital, through the issue of new shares to shareholders. This proposal was approved by the Extraordinary Shareholders Meeting held on April 29, 2016.

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CPFL Energia informed its shareholders and the market, through a Notice to Shareholders released on April 29, 2016, that the Extraordinary General Meeting, held on April 29, 2015, decided the following corporate action:

(i) Increase in the capital stock: the increase in the subscribed and paid in capital stock in the amount of R$ 392,972,219.68 (three hundred ninety-two million, nine hundred seventy-two thousand, two hundred nineteen reais and sixty-eight centavos), the said subscribed and paid in capital stock increasing from R$ 5,348,311,955.07 (five billion, three hundred forty-eight million, three hundred eleven thousand, nine hundred fifty-five reais and seven centavos) to R$ 5,741,284,174.75 (five billion, seven hundred forty-one million, two hundred eighty-four thousand, one hundred seventy-four reais and seventy-five centavos), through the capitalization (reversal) of the statutory reserve for working capital reinforcement.

(ii) Bonus in shares of 2.507570448%: the capital increase was effected with the issue of 24,900,531 (twenty-four million, nine hundred thousand and five hundred thirty-one) common book entry shares, without par value, which were granted to the holders of shares as a bonus in the proportion of 0.02507570448 new share of the same type for each share held, being the shares held as treasury stock also enjoying the bonus rights.

(ii.i) Baseline date: stockholders with shares held at the close of the record date of April 29, 2016 were entitled to bonus rights.

(ii.ii) Trading: the shares were released for trading ex-bonus rights as from May 2, 2016; additionally, the new shares were included in the stockholders position on May 5, 2016.

(ii.iii) Bonus Share Rights: the new shares shall be entitled in full to dividend payouts that may be declared as from May 5, 2016, under the same conditions as the common shares of CPFL Energia, as applicable.

(ii.iv) Share Fractions: the bonus was effected in whole numbers. Shareholders wishing to transfer share fractions resulting from the bonus, may do so for the period between May 5, 2016 and June 6, 2016, pursuant to Paragraph 3, Article 169 of Law 6.404/76. This period having elapsed, any eventual amounts remaining from the share fractions shall be separated, grouped into whole numbers and sold on the BM&FBOVESPA S.A. – Securities, Commodities and Futures Exchange and the product of the sale shall be made available to shareholders entitled to these fractions on a date to be notified in due course.

(ii.v) Cost of Bonus Shares: the cost attributed to the bonus shares is R$ 15.781680012 per share, for the purposes of the provision in Article 10 of Law 9,249 of December 26, 1995.

(ii.vi) International Market: on the New York Stock Exchange (NYSE) where each American Depositary Receipt (ADR) represents 2 (two) common shares, investors received 0.02507570448 new ADR for every 1 (one) ADR already held.

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8) STOCK MARKETS

8.1) Stock Performance

CPFL Energia, which has a current free float of 31.9% (up to march 31, 2016), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governance

BM&FBovespa				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
03/31/2015	R$ 19.83	27,504	51,150	03/31/2015	R$ 12.72	17,297	17,776
12/31/2015	R$ 15.18	24,803	43,349	12/30/2015	R$ 7.42	11,301	17,425
03/31/2016	R$ 19.60	27,859	50,055	03/31/2016	R$ 10.89	14,334	17,685
QoQ	29.1%	12.3%	15.5%	QoQ	46.8%	26.8%	1.5%
YoY	-1.1%	1.3%	-2.1%	YoY	-14.4%	-17.1%	-0.5%

On March 31, the price shares closed at R$ 19.60 on BM&FBovespa and $ 10.89 on NYSE. In 1Q16, the shares’ prices valued 29.1 % and 45.2%, respectively. Year over year, the shares devalued 1.1% on BM&FBovespa and 14.4% on NYSE.

8.2) Daily Average Volume

The daily trading volume in 1Q16 averaged R$ 40.5 million, of which R$ 28.3 million on the BM&FBOVESPA and R$ 12.2 million on the NYSE, 11.6 % up compared to 1Q15. The number of trades on the BM&FBOVESPA increased by 52.2%, rising from a daily average of 5,581, in 1Q15, to 8.492 in 1Q16.

Note: Considers the sum of the average daily volume on the BM&FBovespa and NYSE

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9) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, fairness, accountability and corporate responsibility.

In 2015, CPFL marked 11 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”).  With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices.  All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Risk Management Processes, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability and the surveillance of internal audits, analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Board of Directors Advisory Council, which reports directly and solely to the Chairman of the Board. In 2015, the name was changed from Board of Directors Advisory Council to Corporate Governance Advisory Council.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The composition of Executive board, in line with governance guidelines, was changed on May 2015.  The change in Company’s Bylaws, which were approved at the General Shareholders Meeting held on April 29, 2015, created a new vice President position subordinated to the CEO, who passes 5 (five) to 6 (six) Executive vice Presidents, standing in line with our succession program. The mandates of the Executive vice Presidents endures two years, with a re election possibility, besides they sit on the Boards of the subsidiaries. Therefore, the changes in CPFL Energia aims to create the bases required to consolidate as the leader of Brazilian power Market, always seeking the efficient management of its assets and sustainable opportunities to create value for its stakeholders.

CPFL has a permanent Audit Board, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

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10) CURRENT SHAREHOLDERS STRUCTURE – 03/31/2016

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes the 0,5% stake of Caixa de Previdência dos Funcionários do Banco do Brasil;

(3) Includes the 0.2% stake of Petros e Sistel pension funds;

(4) Bounded shares, according to the Shareholders Agreement;

(5) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

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11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Million)
	1Q16	1Q15	Var.
Gross Operating Revenue (IFRS)(1)	6,380	6,426	-0.7%
Net Operating Revenue (IFRS)(1)	3,222	4,182	-23.0%
Cost of Electric Power	(2,222)	(3,195)	-30.4%
Operating Costs & Expenses	(834)	(733)	13.8%
EBIT	379	468	-18.8%
EBITDA (IFRS)(2)	503	585	-13.9%
Adjusted EBITDA(3)	506	544	-6.9%
Financial Income (Expense)	(4)	(158)	-97.2%
Income Before Taxes	375	310	21.0%
Net Income (IFRS)	236	194	21.6%
Adjusted Net Income(4)	236	214	10.4%

Notes:

(1)     Excludes Construction Revenue;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA, besides the items mentioned above, excludes  non-recurring effects and the exchange variation in Itaipu invoices (negative effect of R$ 3 million in 1Q16 compared to a positive effect of R$ 71 million in 1Q15);

(4)     Adjusted Net Income excludes the non-recurring effects;

(5)     The distributors’ financial performance tables are attached to this report in item 12.12.

11.1.1.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Brazilian Securities and Exchange Commission (CVM) approved, in December 2014, through Deliberation no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of the electric energy distributors, which are now called “sectoral financial assets and liabilities”.

In 1Q16, the total sectoral financial liabilities accounted for the amount of R$ 732 million, compared to an amount of sectoral financial assets of R$ 689 million in 1Q15, a variation of R$ 1.421 million. On March 31, 2016, the balance of sectoral financial assets and liabilities was of R$ 707 million (R$ 737 million, excluding the amount related to special obligations recorded according to the methodology of the 4th Cycle of Tariff Review), compared to a balance of R$ 1,954 million (R$ 1,682 million, excluding the amount related to the tariff flags not approved by Aneel and the amount related to special obligations recorded according to the methodology of the 4th Cycle of Tariff Review) on December 31, 2015.

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11.1.1.2) Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results, because of the related cost, in the same amount), gross operating revenue (IFRS) amounted to R$ 6,380 million in 1Q16, a decrease of 0.7% (R$ 47 million), due to the following factors:

•      Variation of R$ 1,421 million in the Sectoral Financial Assets and Liabilities, from an asset of R$ 689 million in 1Q15 to a liability of R$ 732 million in 1Q16;

Partially offset by:

•      Increase of 23.7% (R$ 1,275 million) in the revenue with energy sale (captive + TUSD), due to the positive average tariff adjustment in the distribution companies for the period between 1Q15 and 1Q16 (due to the annual tariff readjustments and the adoption of Extraordinary Tariff Review as of March 2015), an effect that was enough to offset the reduction of 6.4% in the sales volume within the concession area;

•      Increase of R$ 74 million in tariff subsidies (CDE resources), mainly discounts in TUSD (for special consumers) and in low income tariffs, following tariff readjustment;

•      Increase of R$ 18 million in Short-term Electric Energy; and

•      Increase of R$ 7 million in Other Revenues and Income;

The adjusted gross operational revenue, which excludes the effect of the exchange variation in Itaipu invoices over the sectoral financial assets and liabilities, reached R$ 6,383 million, an increase of 0.5% (R$ 35 million) if compared to 1Q15.

Deductions from the gross operating revenue were R$ 3,158 million in 1Q16, representing an increase of 40.7% (R$ 914 million), due to the following increases:

•      of 96.6% in the CDE sector charge (R$ 414 million), due to the adoption of new CDE quotas (adoption of 2015 quota of CDE System Usage and the inclusion of CDE Energy as of Mar-15 and the adoption of CDE charges in order to cover ACR Account loans as of each disco´s tariff event);

•      of 30.4% in ICMS tax (R$ 306 million);

•      of 130.7% in tariff flags approved by the CCEE (R$ 199 million);

•      of 1.2% in PIS and COFINS taxes (R$ 7 million);

•      of 28.1% in other charges (R$ 1 million);

Partially offset by the reduction:

•      of 23.0% in the R&D and Energy Efficiency Program (R$ 10 million);

•      of 15.0% in the PROINFA (R$ 4 million).

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), net operating revenue (IFRS) reached R$ 3,221 million in 1Q16, representing a reduction of 23.0% (R$ 960 million). Adjusted net operating revenue, which excludes non-recurring effects and the exchange variation in Itaipu invoices, reached R$ 3,224 million, a decrease of 22.1% (R$ 916 million).

11.1.1.3) Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,222 million in 1Q16, representing a decrease of 30.4% (R$ 973 million):

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•        The cost of electric power purchased for resale was R$ 1,882 million in 1Q16, representing a reduction of 33.4% (R$ 942 million), due to the following factors:

          (i)        Reduction of 99.3% (R$ 502 million) in the cost of energy purchased in the short term and Proinfa, mainly due to the reductions of 76.3% in the volume of purchased energy (1.055 GWh) and of average PLD (from R$ 388.48/MWh in 1Q15 to R$ 34.60/MWh in 1Q16, in the Southeast/Midwest submarket, and from R$ 388.48/MWh in 1Q15 to R$ 34.59/MWh in 1Q16, in the South submarket), partially offset by the 61.4% increase in the average purchase price (from R$ 254.71/MWh in 1Q15 to R$ 411.16/MWh in 1Q16);

         (ii)        Decrease of 23.8% (R$ 476 million) in the cost of energy purchased in the regulated environment and bilateral contracts, mainly due to the reduction of 30.7% in the average purchase price (from R$ 222.32/MWh in 1Q15 to R$ 153.97/MWh in 1Q16), despite the 10.0% increase (902 GWh) in the volume of purchased energy;

        (iii)        Decrease of 10.0% (R$ 61 million) in the cost of energy from Itaipu, mainly due to the 9.3% decrease in the average purchase price (from R$ 239.45/MWh in 1Q15 to R$ 217.28/MWh in 1Q16) and by the reduction of 0.9% (22 GWh) in the volume of purchased energy;

Partially offset by:

        (iv)        Reduction of 33.4% (R$ 96 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•        Charges for the use of the transmission and distribution system reached R$ 340 million in 1Q16, a decrease of 8.1% (R$ 30 million) increase, due to the following factors:

          (i)        Decrease of 25.7% in the system service usage charges – ESS (R$ 44 million), due to the reduction in the PLD;

         (ii)        Reduction of 10.5% (R$ 22 million) in the basic network charges;

        (iii)        Reduction of 18.6% (R$ 3 million) in Itaipu transmission charges;

Partially offset by:

       (iv)        Accounting of the energy reserve charges – EER in 1Q16, in the amount of R$ 31 million (not observed in 1Q15);

        (v)        Increase of 30.8% (R$ 5 million) in the connection and use of the distribution system charges;

       (vi)        Decrease of 8.1% (R$ 3 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

11.1.1.4) Operating Costs and Expenses

Operating costs and expenses were R$ 834 million in 1Q16 compared to R$ 733 million in 1Q15, an increase of 13.8% (R$ 101 million), due to the following factors:

         (i)          Increase of 5.6% (R$ 7 million) in the Depreciation and Amortization item;

        (ii)          Increase of 0.4% (R$ 1 million) in the cost of building the infrastructure of the concession. This item, which reached R$ 214 million in 1Q16, has its counterpart in the “operating revenue”;

       (iii)          PMSO reached R$ 482 million in 1Q16, compared to R$ 386 million in 1Q15, registering an increase of 25.0% (R$ 96 million), due to the following factors:

✓ Personnel expenses, which registered an increase of 5.0% (R$ 8 million), mainly due to the effects of the Collective Bargaining Agreement;

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✓ Material expenses, which registered an increase of 32.6% (R$ 7 million), mainly due to replacement of materials for the maintenance of the power grid, machinery and equipment and maintenance of buildings (R$ 4 million) and purchase of materials for maintenance of the fleet (R$ 3 million);

✓ Outsourced services expenses, which registered an increase of 15.1% (R$ 19 million), mainly due to the increases in expenses with the maintenance of the power grid (R$ 6 million), meter reading and use (R$ 2 million), collection actions (R$ 2 million), bill delivery and collection (R$ 1 million), tree pruning (R$ 1 million), and other outsourced services (R$ 6 million);

✓ Other operating costs/expenses, which registered an increase of 76.7% (R$ 63 million), mainly due to the following factors:

•      Increase of 122.3% (R$ 28 million) in legal, judicial, indemnities and penalties expenses;

•      Increase of 138.1% (R$ 26 million) in provision for doubtful accounts, due to the economic scenario and the 2015 tariff readjustments;

•      Increase of 20.5% (R$ 8 million) in other expenses, mainly due to regulatory fines – DIC, FIC, DMIC and DICRI (R$ 3 million), asset write-off (R$ 1 million), regulatory charges (R$ 1 million) and other effects (R$ 3 million);

Reported PMSO(1) (R$ million)
	1Q16	1Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(165.7)	(157.8)	(7.9)	5.0%
Material	(28.3)	(21.4)	(7.0)	32.6%
Outsourced Services	(144.1)	(125.2)	(18.9)	15.1%
Other Operating Costs/Expenses	(144.1)	(81.5)	(62.5)	76.7%
Legal, judicial and indemnities expenses	(45.4)	(19.1)	(26.3)	138.1%
Allowance for doubtful accounts	(51.1)	(23.0)	(28.1)	122.3%
Others	(47.6)	(39.5)	(8.1)	20.5%
Total PMSO	(482.3)	(385.9)	(96.4)	25.0%

Note: (1) Reported PMSO (IFRS) equivalent to Adjusted PMSO.

Partially offset by:

•  Reduction of 16.3% (R$ 3 million) in the Private Pension Fund item.

11.1.1.5) EBITDA

EBITDA (IFRS) totaled R$ 503 million in 1Q16, registering a reduction of 13.9% (R$ 81 million). Adjusted EBITDA, which excludes non-recurring effects and the exchange variation in Itaipu invoices, reached R$ 506 million, representing a decrease of 6.9% (R$ 37 million).

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EBITDA Conciliation - IFRS x Adjusted (R$ million)
	1Q16	1Q15	Var.
EBITDA - IFRS (A)	503	585	-13.9%
Exchange variation in Itaipu invoices (B)	3	(71)
(+) Non recurring effects (C)	-	30
Effective tax PIS/COFINS adjustment	-	30
Adjusted EBITDA (A + B + C)	506	544	-6.9%

11.1.1.6) Financial Result

In 1Q16, the net financial result (IFRS) was a decrease of 97.2% (R$ 153 million), with a net financial expense of R$ 4 million, compared to a net financial expense of R$ 158 million in 1Q15. The adjusted net financial result, which disregard the effects of exchange variation in Itaipu invoices, presented a decrease of 91.7% (R$ 79 million).

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Note: The effect of exchange variation in Itaipu invoices was positive in R$ 3 million in 1Q16 and negative in R$ 71 million in 1Q15.

The items explaining these changes are as follows:

•        Financial Revenue: increase of 60.9% (R$ 118 million), from R$ 193 million in 1Q15 to R$ 311 million in 1Q16, mainly due to the following factors:

          (i)        Increase of 412.2% (R$ 40 million) in adjustments of sectoral financial asset;

         (ii)        Increase of 77.6% (R$ 35 million) in the income from financial investments, due to the increases in the average balance of investments and in the average CDI interbank rate;

        (iii)        Increase of 55.7% (R$ 33 million) in the adjustment of expected cash flow (adjustments of the concession’s financial asset), due to: (a) higher inflation (IGP-M of 1.86% in 1Q15 vs IPCA of 2.64% in 1Q16)4; (b) the higher assets base in CPFL Paulista, CPFL Piratininga and RGE; partially offset by (c) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa)5;

       (iv)        Increase of 299.6% (R$ 19 million) in adjustments for inflation and exchange rate changes, due to: (a) the increase of R$ 16 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; (b) the increase of R$ 3 million in the adjustment of the balance of tariff subsidies, as determined by Aneel;

4 In November 2015, through the Resolution (REN) no. 686/2015, ANEEL approved changes in the PRORET (Tariff Regulation Procedures), sub-module 2.3, including the replacement of the IGP-M inflation index by the IPCA inflation index to update the regulatory asset base.

5 In order to calculate the split between the intangible asset and concession’s financial asset, it must be considered the useful life of assets. The portion of the useful life that will occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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        (v)        Increase of 38.0% (R$ 15 million) in late payment interest and fines, due to the increase in the tariff;

       (vi)        Increase of R$ 4 million in other financial revenues;

Partially offset by:

      (vii)        PIS and COFINS on financial revenues (R$ 18 million).

     (viii)        Reduction of 54.8% (R$ 10 million) in adjustments for inflation of escrow deposits.

•        Financial Expense: in IFRS, decrease of 10.1% (R$ 35 million), from R$ 351 million in 1Q15 to R$ 315 million in 1Q16. In adjusted figures, which disregard the effects of exchange variation in Itaipu invoices, there was an increase of 13.8% (R$ 39 million), mainly due to the following factors:

          (i)        Increase of 15.8% (R$ 23 million) in interest on debt in local currency, reflecting the increases in the average cost and stock of debt;

           (ii)        Increase of 8.2% (R$ 9 million) in adjustments for inflation and exchange rate changes, due to: (a) the increase of debt charges in foreign currency, with swap to CDI interbank rate (R$ 33 million); partially offset by (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 24 million);

        (iii)        Increase of 32.5% (R$ 9 million) in other financial expenses;

Partially offset by:

       (iv)        Decrease of 49.2% (R$ 2 million) in the adjustments to the sectoral financial liability.

11.1.1.7) Net Income

In 1Q16, Net Income (IFRS) was R$ 236 million, registering an increase of 21.6% (R$ 42 million). Adjusted Net Income, which excludes non-recurring effects, had an increase of 10.4% (R$ 22 million).

Net Income Conciliation - IFRS x Adjusted (R$ million)
	1Q16	1Q15	Var.
Net Income - IFRS (A)	236	194	21.6%
(+) Non recurring effects (B)	-	20
Effective tax PIS/COFINS adjustment	-	20
Adjusted Net Income (A + B)	236	214	10.4%

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11.1.2) Annual Tariff Adjustment

 * In the Public Hearing 038/2015, held by Aneel, the review dates have been effectively changed to March 22. The date previously used for the adjustments of these distributors was 3 February.

RGE

Aneel Ratifying Resolution No. 1,896 of June 16, 2015 has readjusted electric energy tariffs of RGE by 33.48%, being 24.99% related to the Tariff Readjustment and 8.50% as financial components outside the Tariff Readjustment. This Tariff Reajustment replaces the ETR, which corresponds to an average effect of -3.76 % on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 24.13% and of the Parcel B was of 0.86%. The end of bilateral contracts in 2014 and the rising of the energy purchase price in 18th adjustment auction, that had less impact than considered in ETR, drove the negative impact on the billings in captive consumers. The new tariffs came into force on June 19, 2015.

CPFL Paulista

On April 5, 2016, through Ratifying Resolution No. 2,056, Aneel readjusted the electricity tariffs of CPFL Paulista by 9.89 % and -0.29% for the Economic Tariff Readjustment (ETR) and 10.17% related to financial components external to the Tariff Readjustment, corresponding to an average effect of 7.55% to be perceived by consumers. The impact of Parcel A (Energy Transmission charges and sector charges) in the readjustment was -2.06% and Parcel B 1.78%.

11.1.3) Periodic Tariff Review

* In the Public Hearing 038/2015, held by Aneel, the review dates have been effectively changed to March 22. The date previously used for the adjustments of these distributors was 3 February.

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11.1.4) 4th Periodical Tariff Review Cycle

Notes:

1) Management, Operation and Maintenance costs;

2) Annual cost of facilities and properties.

CPFL Piratininga

In October 2015 ANEEL finalized the tariff review process of Piratininga. The change positively impacted the calculation methodology of Parcel B. Thus, the portion B increased by 5.31%, compared to the portion B that made up the previous rate (R$ 720 million to R $ 755 million). Compared to the Extraordinary Tariff Review February 2015, the average effect for consumers will be 21.11%, composed as follows: Parcel A (8.10%), Parcel B (1.36%) and financial components (11.65%).

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On March 22, 2016, Aneel approved the result of the fourth Periodic Tariff Review of the distributors CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa. Compared to the Extraordinary Tariff Review March 2015, the average effect for consumers was 7.2% for CPFL Santa Cruz, 12.8% for CPFL Sul Paulista, 13.3% for CPFL Leste Paulista, 9.0% for CPFL Mococa and 13.3% to CPFL Jaguari and details can be found in the table above.

11.1.5) 2015 Extraordinary Tariff Review (ETR)

On February 27, ANEEL approved, through Resolution No. 1,858 / 2015, the Extraordinary Tariff Review - ETR of electricity distributors contended that such revision, among them the distributors CPFL Group. This ETR was necessary to restore the economic and financial balance of these concessionaries to meet the following facts: (i) the dollar rate to R$ 2.80/US$ and the tariff increase, which is utilized to honor the power purchase contracts from Itaipu HPP in 2015; (ii) increase in power purchase cost of the 2015 Adjustment Auction and 2014 Existing Energy Auction; (iii) significant increase in the CDE quota in 2015; and (iv) recalculation of research and development (R&D) charge. For the distributors CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista, ETR was needed to reflect the new CDE quota in 2015, to suit the dollar rate to pay for the energy purchased from Itaipu and to exclude the financial component from the prediction of exposure/overcontracting, because the other items had already been considered in the Annual Tariff Adjustment (RTA), in February 3, 2015. The new tariffs came into force on March 02, 2015.

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The extraordinary tariff adjustments are shown, by distributor, in the following table:

On April 07, ANEEL changed, through Resolution No. 1,870 / 2015, the Extraordinary Tariff Review - ETR of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

The effect of the restatement of extraordinary tariff revisions in relation to the original ETR approved are shown, by distributor, in the following table:

11.1.6) Operating Performance of Distribution

11.1.6.1) SAIDI and SAIFI

Since the beginning of September 2015, the concession area of CPFL Energia located in São Paulo state was affected by the strongest El Niño in 15 years. By the end of 2015, our distribution companies suffered with strong rainfalls with winds and lightning above the historical average. At the beginning of 2016, we also experienced a rainfall season, but with lower wind and lightning volumes (if compared to the end of 2015). As a consequence, the higher precipitation regime led to several floods, hampering the access of our teams to prompt reestablish the electricity supply.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year. The indicators suffered a soft increase due to climate phenomena mentioned above.

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SAIDI and SAIFI Indexes*
Distributor	SAIDI (hours)						SAIFI (interruptions)
	2012	2013	2014	2015	1Q16	ANEEL*	2012	2013	2014	2015	1Q16	ANEEL*
CPFL Paulista	7.48	7.14	6.93	7.76	8.06	7.92	5.37	4.73	4.89	4.89	5.00	7.06
CPFL Piratininga	5.66	7.44	6.98	7.24	6.91	7.35	4.24	4.58	4.19	4.31	3.94	6.45
RGE	14.61	17.35	18.77	15.98	15.11	12.92	8.94	9.04	9.14	8.33	7.69	9.97
CPFL Santa Cruz	5.28	6.97	6.74	8.46	8.17	9.44	5.83	6.82	5.29	6.34	5.39	9.08
CPFL Jaguari	4.49	5.92	5.41	6.93	6.47	8.00	4.66	5.43	4.32	4.61	4.12	8.00
CPFL Mococa	5.83	4.86	6.88	7.04	6.16	10.19	5.69	4.93	7.31	5.92	4.92	8.79
CPFL Leste Paulista	8.26	7.58	8.48	7.92	7.27	9.79	6.57	6.33	6.30	5.67	4.99	8.49
CPFL Sul Paulista	10.80	9.08	9.69	11.51	14.55	10.46	9.01	6.71	7.03	9.47	11.43	8.73
* 2016 Aneel limit

11.1.6.2) Losses

Find below the losses of the distributors during the quarter and the overall performance during the years:

12-month Accumulated Losses	Technical Losses					Non-Technical Losses					Total
	2Q15	3Q15	4Q15	1Q16	ANEEL	2Q15	3Q15	4Q15	1Q16	ANEEL	2Q15	3Q15	4Q15	1Q16	ANEEL
CPFL Paulista	6.22%	6.32%	6.32%	6.57%	6.32%	2.03%	2.30%	2.33%	2.62%	1.98%	8.25%	8.61%	8.66%	9.19%	8.30%
CPFL Piratininga*	4.17%	4.19%	4.16%	4.19%	5.52%	1.99%	2.10%	2.22%	2.63%	1.43%	6.16%	6.29%	6.38%	6.82%	6.95%
RGE	7.85%	7.87%	7.69%	7.54%	7.28%	1.27%	1.53%	1.56%	1.98%	1.87%	9.12%	9.39%	9.25%	9.52%	9.15%
CPFL Santa Cruz*	7.91%	8.11%	8.77%	8.69%	7.76%	0.54%	1.30%	0.05%	0.87%	0.52%	8.45%	9.41%	8.82%	9.56%	8.28%
CPFL Leste Paulista*	8.56%	8.40%	8.22%	8.52%	7.81%	2.70%	3.14%	3.54%	3.69%	1.15%	11.26%	11.54%	11.76%	12.21%	8.96%
CPFL Sul Paulista*	6.98%	7.14%	7.29%	7.69%	5.94%	0.77%	0.32%	0.35%	0.85%	0.20%	7.75%	7.46%	7.64%	8.54%	6.15%
CPFL Jaguari*	3.73%	3.64%	3.54%	3.43%	4.28%	0.53%	0.58%	0.84%	1.29%	0.40%	4.25%	4.22%	4.37%	4.72%	4.67%
CPFL Mococa*	7.85%	7.70%	7.71%	7.79%	8.17%	1.23%	1.79%	1.87%	2.57%	0.57%	9.08%	9.49%	9.58%	10.35%	8.74%
* According to the 4th TRPC instructions by Regulatory Agency (ANEEL)

In 1Q16, the consolidated loss ratio of CPFL Energia registered an increase. This increase reflects the increase in unbilled, mainly due to the effect of the leap year - 1 day longer in charge, not yet reflected in higher sales of timing and temperature in the period.

Find below losses in low voltage market and how was the performance during the quarters:

12-month Accumulated Losses - LV	Non-Technical Losses - LV
	2Q15	3Q15	4Q15	1Q16	ANEEL
CPFL Paulista	4.78%	5.40%	5.45%	6.15%	4.61%
CPFL Piratininga*	5.92%	6.22%	6.54%	7.69%	3.90%
RGE	3.16%	3.80%	3.86%	4.89%	4.41%
CPFL Santa Cruz*	1.03%	2.53%	0.10%	1.67%	0.98%
CPFL Leste Paulista*	4.68%	5.49%	6.21%	6.56%	1.96%
CPFL Sul Paulista*	2.04%	0.85%	0.90%	2.08%	0.51%
CPFL Jaguari*	2.07%	2.30%	3.36%	5.25%	1.60%
CPFL Mococa*	2.13%	3.10%	3.24%	4.50%	0.98%

  * Numbers defined by instructions by Regulatory Agency (ANEEL) in 4th PTRC.

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11.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Million)
	1Q16	1Q15	Var.
Gross Operating Revenue	581	572	1.5%
Net Operating Revenue	515	503	2.5%
EBITDA (IFRS)(1)	34	34	0.1%
Net Income (IFRS)	22	29	-23.9%

Note: EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

Operating Revenue

In 1Q16, gross operating revenue reached R$ 580 million, representing an increase of 1.5% (R$ 9 million), while net operating revenue were up by 2.5% (R$ 12 million) to R$ 515 million.

EBITDA

In 1Q16, EBITDA totaled R$ 34 million, compared to R$ 34 million in 1Q15, an increase of 0.1%.

Net Income

In 1Q16, net income amounted to R$ 22 million, compared to a net income of R$ 29 million in 1Q15.

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Million)
	1Q16	1Q15	Var.
Gross Operating Revenue	261	254	2.5%
Net Operating Revenue	236	232	1.8%
Cost of Electric Power	(26)	(48)	-47.1%
Operating Costs & Expenses	(56)	(50)	11.8%
EBITDA(1)	249	183	35.7%
Net Income	110	38	186.1%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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Consolidated Income Statement - Conventional Generation - Adjusted(1) (Pro-forma - R$ Million)
	1Q16	1Q15	Var.
Gross Operating Revenue	492	538	-8.5%
Net Operating Revenue	448	490	-8.5%
Cost of Electric Power	(35)	(94)	-63.1%
Operating Costs & Expenses	(134)	(198)	-32.5%
EBIT	280	198	41.3%
EBITDA	337	258	30.7%
Adjusted EBITDA(2)	329	320	2.9%
Financial Income (Expense)	(131)	(143)	-8.3%
Income Before Taxes	149	55	169.5%
Net Income	99	33	195.2%
Adjusted Net Income(2)	94	74	25.9%

Notes:

(1)    Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);

(2)    Excluding the non-recurring effects in the EBITDA and in the Net Income.

Operating Revenue

In 1Q16, Gross Operating Revenue, considering the proportional consolidation of Conventional Generation, reached R$ 492 million, a reduction of 8.5% (R$ 46 million).

The variation in the gross operating revenue is mainly due to the following factors:

     (i)       Reduction in Epasa’s revenues, in the amount of R$ 68 million, reflecting the lower cost of acquisition of fuel oil;

Partially offset by:

    (ii)       Revenue increase due to prices adjustments in the PPAs of the Company’s hydroelectric power plants (Ceran, Baesa, Enercan, Foz do Chapecó and Jaguari Geração) (R$ 22 million).

The Gross Operating Revenue reached R$ 448 million, a reduction of 8.5% (R$ 42 million).

Cost of Electric Power

In 1Q16, the cost of electric power, considering the proportional consolidation of Conventional Generation, reached R$ 35 million, a reduction of 63.1% (R$ 59 million), due mainly to the following factors:

     (i)       Reduction of R$ 117 million with GSF (Generation Scaling Factor) costs from R$ 127 million in 1Q15 to R$ 10 million in 1Q16. In 2015, prior to the renegotiation of the hydrological risk, the GSF was considered non-recurring effect. After the GSF renegotiation in 4Q15, the Company has considered the remaining GSF as a recurring effect, and has considered the gains with the strategy put in place for the seasonality of physical guarantee of 2015 as a non-recurring effect, since the effects of seasonality are significantly reduced after the renegotiation of the GSF. The remaining GSF costs refer to the Free Market contracts that were not renegotiated.

    (ii)       Accounting of the renegotiation of HPP Baesa hydrological risk in 1Q16, amounting to R$ 8 million – non recurring effect;

Partially offset by:

   (iii)       Gain on the seasonality strategy of physical guarantee (cost reducer), of R$ 65 million in 1Q15 - non-recurring effect.

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Operating Costs and Expenses

The operating costs and expenses, considering the proportional consolidation of Conventional Generation, reached R$ 134 million in 1Q16, compared to R$ 198 million in 1Q15, a reduction of 32.5% (R$ 64 million), due to the variations in:

     (i)       PMSO item, which reached R$ 76 million, registering a reduction of 44.7% (R$ 62 million), due mainly to the reduction in expenses with material regarding the acquisition of fuel oil by Epasa (R$ 69 million) (associated revenue), partially offset by the payment of GSF risk premium (R$ 5 million) and others (R$1 million);

    (ii)       Depreciation and Amortization, which reached R$ 60 million, a reduction of 4.7% (R$ 3 million).

MANAGERIAL ADJUSTMENTS IN PMSO, FOR COMPARISON PURPOSES (R$ million)
	1Q16	1Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(9.0)	(7.9)	(1.1)	13.6%
Material	(0.8)	(0.3)	(0.5)	167.3%
Outsourced Services	(4.2)	(5.4)	1.1	-21.2%
Other Operating Costs/Expenses	(10.9)	(3.9)	(7.1)	183.4%
Total Reported PMSO (IFRS) - (A)	(25.0)	(17.5)	(7.5)	43.0%
Proportional Consolidation
Personnel	(3.2)	(3.0)	(0.3)	9.0%
Material	(31.9)	(101.9)	70.0	-68.7%
Outsourced Services	(3.1)	(5.0)	1.9	-38.7%
Other Operating Costs/Expenses	(11.7)	(10.8)	(0.9)	8.7%
Total Proportional Consolidation - (B)	(49.9)	(120.6)	70.7	-58.6%
Adjusted PMSO
Personnel	(12.3)	(10.9)	(1.4)	12.4%
Material	(32.7)	(102.2)	69.5	-68.0%
Outsourced Services	(7.3)	(10.4)	3.1	-29.6%
Other Operating Costs/Expenses	(24.0)	(14.6)	(9.4)	64.4%
GSF Risk Premium	(4.8)	-	(4.8)	-
Others	(19.2)	(14.6)	(4.6)	31.5%
Total Adjusted PMSO - (C) = (A) + (B)	(76.3)	(138.1)	61.8	-44.7%

EBITDA

In 1Q16, EBITDA (considering the proportional consolidation) was R$ 337 million, compared to R$ 258 million in 1Q15, an increase of 30.7% (R$ 79 million).

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 329 million in 1Q16, compared to R$ 385 million in 1Q15, a reduction of 14.5% (R$ 56 million).

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EBITDA Conciliation - IFRS x Adjusted (R$ million)
	1Q16	1Q15	Var.
EBITDA - IFRS (A)	249	183	35.7%
(+) Proportional Consolidation (B)	88	74	18.1%
EBITDA - Proportional Consolidation	337	258	30.7%
(+) Non-recurring effects (C)	(8)	127
GSF (Generation Scaling Factor)	-	127
Renegotiation of GSF	(8)	-
Adjusted EBITDA (A + B + C)	329	385	-14.5%

Financial Result

In 1Q16, financial result was a net expense of R$ 131 million, representing a decrease of 8.3% (R$ 12 million). Financial Expenses moved from R$ 177 million in 1Q15 to R$ 186 million in 1Q16 (5.2% or R$ 9 million increase), mainly due to the increase in the average cost of debt. Financial Revenues moved from R$ 34 million in 1Q15 to R$ 55 million in 1Q16 (61.6% or R$ 21 million increase), mainly due to the increase in the income from financial investments.

Net Income

In 1Q16, net income (considering the proportional consolidation) was R$ 99 million, compared to a net income of R$ 33 million in 1Q15.

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 94 million in 1Q16, compared to R$ 117 million in 1Q15, a reduction of 20.2% (R$ 24 million).

Net Income Conciliation - IFRS x Adjusted (R$ million)
	1Q16	1Q15	Var.
Net Income - IFRS (A)	110	38	186.1%
(+) Proportional Consolidation (B)	(11)	(5)	125.8%
EBITDA - Proportional Consolidation	99	33	195.2%
(+) Non-recurring effects (C)	(5)	84
GSF (Generation Scaling Factor)	-	84
Renegotiation of GSF	(5)	-
Adjusted Net Income (A + B + C)	94	117	-20.2%

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11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Million)
	1Q16	1Q15	Var. %
Gross Operating Revenue (IFRS)	295	390	-24.2%
Net Operating Revenue	279	364	-23.5%
Cost of Electric Power	(33)	(122)	-72.7%
Operating Costs & Expenses	(211)	(193)	9.2%
PMSO	(78)	(65)	19.7%
Depreciation/Amortization	(133)	(128)	3.9%
EBIT	34	49	-30.2%
EBITDA (IFRS)*	168	178	-5.5%
Financial Income (Expense)	(133)	(107)	24.8%
Income Before Taxes	(99)	(57)	71.9%
Net Income (IFRS)	(106)	(65)	63.8%

Note:

(1) Earnings before interest, taxes, depreciation and amortization

Consolidated Income Statement - CPFL Renováveis (Proportional Consolidation - R$ Million)[1]
	1Q16	1Q15	Var. %
Gross Operating Revenue	153	208	-26.1%
Net Operating Revenue	145	194	-25.5%
Cost of Electric Power	(17)	(69)	-75.1%
Operating Costs & Expenses	(110)	(100)	10.0%
PMSO	(41)	(34)	21.9%
Depreciation/Amortization	(69)	(66)	3.9%
EBIT	18	25	-30.2%
EBITDA	87	92	-5.5%
Adjusted EBITDA(2)	87	113	-23.3%
Financial Income (Expense)	(69)	(55)	24.8%
Income Before Taxes	(51)	(30)	71.9%
Net Income	(55)	(33)	63.8%
Adjusted Net Income(2)	(55)	(12)	350.7%

Notes:

(1) Proportional Consolidation of CPFL Renováveis (51.61%);

(2) Excluding the non-recurring effects in the EBITDA and in the Net Income.

Comments to CPFL Renováveis’ Financial Statements

In 1Q16, the variations in the Financial Statements of CPFL Renováveis are mainly due to the operational startup of Morro dos Ventos II wind farm in April 2015.

Operating Revenue

Considering proportional participation, Gross Operating Revenue reached R$ 153 million in 1Q16, representing a decrease of 26.1% (R$ 54 million). The decrease was caused mainly by the factors listed below:

            (i)        Lower revenue in Bio Alvorada and Bio Coopcana in 1Q16, because in 1Q15 it was necessary to purchase energy to meet the moving average (R$ 25 million);

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           (ii)        Lower energy generated at wind farms located in Northeast in 1Q16, mainly caused by the lower speed of the winds due to the El Niño phenomenon effects, despite of the operational startup of Morro dos Ventos II on April 2015 (R$ 13 million);

          (iii)        Lower revenue from SHPPs in 1Q16 due to seasonality of the energy sale agreement (R$ 10 million);

         (iv)        Gain with the strategy put in place for the seasonality of physical guarantee, totaling R$ 4 million in 1Q15, which did not happen in 1Q16 (non-recurring effect);

          (v)        Lower energy generated at Bio Formosa in 1Q16 due to the end of the harvest one month earlier than 1Q15 (R$ 3 million);

Partially offset by:

         (vi)        Other effects (R$ 1 million).

Net Operating Revenue reached R$ 145 million, representing a decrease of 25.6% (R$ 49 million).

Cost of Electric Power

In 1Q16, the Cost of Electric Power (considering the proportional participation) reached R$ 17 million, representing a reduction of 75.5% (R$ 52 million). This reduction was a result of the factors mentioned below:

(i)    Variation (R$ 26 million) regarding to the lower GSF cost of R$ 1 millionin 1Q16. In 1Q15, this cost reached R$ 27 million (non-recurring effect). After the GSF renegotiation in 4Q15, the Company has considered the remaining GSF as a recurring effect, and has considered the gains with the strategy put in place for the seasonality of physical guarantee of 2015 as a non-recurring effect, since the effects of seasonality are significantly reduced after the renegotiation of the GSF. The remaining GSF costs refer to the portion of the free market (ACL) contracts that were not renegotiated.

(ii)   Need to purchase energy in 1Q15 to meet the moving average for biomass plants of Bio Coopcana and Bio Alvorada in the amount of R$ 24 million, which did not repeat in 1Q16;

(iii)  Gain with the strategy put in place for the seasonality of physical guarantee, totaling R$ 3 million in 1Q15, which did not happen in 1Q16 (non-recurring effect);

(iv)  Purchase of energy to meet SHPPs sales contracts that were not part of MRE. In 1Q15, the purchases totalized R$ 1 million, which did not happen in 1Q16 (non-recurring effect)

Partially offset by:

(v)    Other effects (R$ 2 million);

Operating Costs and Expenses

In 1Q16, Operating Costs and Expenses (considering the proportional participation) reached R$ 110 million, representing an increase of 10.0% (R$ 10 million). This increase was a result of the factors mentioned below:

•         PMSO item, which reached R$ 40 million, an increase of 21.9% (R$ 7 million), due mainly to the following factors:

            (i)        Material/Services: Price adjustment on agreements with O&M suppliers for wind turbines at SIIF, Bons Ventos and Rosa dos Ventos, after the end of the partial grace period in the initial years of operation (R$ 4 million);

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           (ii)        Personnel: Higher expenses with personnel due to the collective bargaining agreement and higher number of employees   (R$ 2 million);

          (iii)        Others:

                                  i.    GSF risk premium payment (R$ 1 million);

                                 ii.    Legal expenses and other effects (R$ 1 million);

•         Depreciation and Amortization, which reached R$ 69 million, an increase of 3.9% (R$ 3 million), due mainly to the operational startup of Morro dos Ventos II wind farm between 1Q15 and 1Q16.

EBITDA

In 1Q16, EBITDA (considering the proportional participation) was R$ 87 million, compared to R$ 92 million in 1Q15, a decrease of 5.5% (R$ 5 million).

Considering the proportional participation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 87 million in 1Q16, compared to R$ 113 million in 1Q15, a decrease of 23.3% (R$ 26 million).

EBITDA Conciliation - IFRS vs. Ajusted (R$ Million)
	1Q16	1Q15	Var. (%)
EBITDA - IFRS (A)	168	178	-5.5%
(+) Proportional Consolidation (B)	(81)	(86)	-5.5%
EBITDA - Proportional Consolidation (C=A+B)	87	92	-5.5%
(+) Non-recurring effects (D)	-	21	-
GSF and Energy Purchase for SHPP	-	28	-
Seasonality gain - SHPPs	-	(7)	-
Ajusted EBITDA (E=C-D)	87	113	-23.2%

Financial Result

In 1Q16, Net Financial Result was a net expense of R$ 69 million, representing an increase of 24.8% (R$ 14 million) in comparison to 1Q15. The higher interest rates and indexers of the financial contracts were the key factors that affected the Net Financial Result:

✓ The average of the Interbank Deposit Rate (DI) from 12.1% p.y. in 1Q15 to 14.1% p.y. in 1Q16 and;

✓ The average of the TJLP from 5.5% p.y. in 1Q15 to 7.5% p.y. in 1Q16;

Net Income

In 1Q16, Net Loss (considering the proportional participation) was R$ 55 million, compared to a Net Loss of R$ 33 million in 1Q15, a decrease of 63.8% (R$ 22 million).

Considering the proportional participation and excluding the non-recurring effects, the Adjusted Net Loss totaled R$ 55 million in 1Q16, compared to an Adjusted Net Loss of R$ 12 million in 1Q15 (R$ 43 million).

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Net Income Conciliation - IFRS vs. Ajusted (R$ Million)
	1Q16	1Q15	Var. (%)
Net Income - IFRS (A)	(106)	(65)	63.8%
(+) Proportional Consolidation (B)	51	31	63.8%
Net Income - Proportional Consolidation (C=A+B)	(55)	(33)	63.8%
(+) Non-recurring effects[1] (D)	-	21	-
GSF and Energy Purchase for SHPP	-	28	-
Seasonality gain - SHPPs	-	(7)	-
Ajusted Net Income (E=C-D)	(55)	(12)	-

Note:

(1) CPFL Renováveis has adopted in its taxes management the presumed profit methodology. For this reason, the amounts of non-recurring effects listed on EBITDA conciliation are the same that are booked above.

11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,832 MW of operating installed capacity and 297 MW of capacity under construction. The operational power plants comprises 38 Small Hydroelectric Power Plants – SHPPs (423 MW), 34 Wind Farms (1,038 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 11 Wind Farms (271 MW) and 1 SHPP (27 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 2,986 MW, representing a total portfolio of 5,115 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Wind	Biomass	Solar	Total
Operating	423	1,038	370	1	1,832
Under construction	27	271	-	-	297
Under development	216	2,226	-	544	2,986
Total	666	3,535	370	545	5,115

Mata Velha SHPP – Operating

Aneel authorized the PCH Mata Velha commercial operation on May 9, 2016, whose entry into operation was initially scheduled for 1S17. The installed capacity is of 24.0 MW and the assured energy is of 13.1 average-MW. The energy was sold in 16th New Energia Auction (“LEN” in portuguese) held in 2013 (price: R$ 143.30/MWh – March 2016). The energy will be sold in the free market until the beginning of the as the operational startup will begin earlier than the deadline.

Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. They will be operational, according to scheduled, from 2T16. The installed capacity is of 231.0 MW and the assured energy is of 129.2 average-MW. The energy will be sold in the free market.

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In May/16 four wind turbines went into operation. The entry of others will be gradual and that the works of completion of these projects are planned for the month of December 2016.

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1Q18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW. The energy was sold in 18th New Energia Auction (“LEN” in portuguese) held in 2014 (price: R$ 133.00/MWh – March 2016).

Boa Vista II SHPP

CPFL Renováveis traded 14.8 average-MW on the 21st New Energy Auction, to be generated by Boa Vista II SHPP, located in the State of Minas Gerais an with 26.5 MW of installed capacity. The contract arising from that trade operation will be in force for 25 years, starting to supply power on January 1, 2020. The lot was sold at an average price of R$ 207.64/MWh (base: March 2016) with annual adjustments by the IPCA inflation index.

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12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2016	12/31/2015	03/31/2015

CURRENT
Cash and Cash Equivalents	4,405,794	5,682,802	4,027,798
Consumers, Concessionaries and Licensees	3,726,057	3,174,918	3,033,719
Dividend and Interest on Equity	86,901	91,392	54,483
Financial Investments	12,664	23,633	12,527
Recoverable Taxes	479,172	475,211	333,921
Derivatives	604,591	627,493	89,842
Sectoral Financial Assets	903,262	1,464,019	884,576
Concession Financial Assets	9,861	9,630	559,942
Other Credits	1,085,302	959,553	1,035,774
TOTAL CURRENT	11,313,605	12,508,652	10,032,581

NON-CURRENT
Consumers, Concessionaries and Licensees	136,400	128,946	117,184
Affiliates, Subsidiaries and Parent Company	87,077	84,265	103,396
Judicial Deposits	489,460	1,227,527	1,171,261
Recoverable Taxes	168,455	167,159	140,539
Sectoral Financial Assets	-	489,945	292,721
Derivatives	1,240,428	1,651,260	1,251,437
Deferred Taxes	413,858	334,886	894,270
Concession Financial Assets	3,834,678	3,597,474	2,998,843
Investments at Cost	116,654	116,654	116,654
Other Credits	618,997	594,519	457,257
Investments	1,315,601	1,247,631	1,108,829
Property, Plant and Equipment	9,284,969	9,173,217	8,921,549
Intangible	9,085,331	9,210,338	9,014,873
TOTAL NON-CURRENT	26,791,909	28,023,819	26,588,813

TOTAL ASSETS	38,105,514	40,532,471	36,621,394

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12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2016	12/31/2015	03/31/2015

CURRENT
Suppliers	1,873,994	3,161,210	2,147,001
Accrued Interest on Debts	62,658	118,267	100,918
Accrued Interest on Debentures	216,035	232,227	299,056
Loans and Financing	2,303,027	2,831,654	1,725,381
Debentures	220,576	458,165	723,313
Employee Pension Plans	200	802	87,444
Regulatory Charges	733,451	852,017	376,650
Taxes, Fees and Contributions	709,205	653,342	541,705
Dividend and Interest on Equity	220,534	221,855	19,031
Accrued Liabilities	90,917	79,924	80,774
Derivatives	35,125	981	-
Sectoral Financial Liabilities	-	-	6,438
Public Utilities	9,921	9,457	4,099
Other Accounts Payable	878,932	904,971	897,098
TOTAL CURRENT	7,354,576	9,524,873	7,008,908

NON-CURRENT
Suppliers	633	633	633
Accrued Interest on Debts	137,405	120,659	73,400
Accrued Interest on Debentures	19,408	16,487	-
Loans and Financing	11,006,688	11,592,206	11,220,501
Debentures	6,271,237	6,363,552	6,146,535
Employee Pension Plans	469,064	474,318	494,235
Deferred Taxes	1,415,799	1,432,594	1,378,227
Reserve for Tax, Civil and Labor Risks	598,349	569,534	483,545
Derivatives	14,534	33,205	13,141
Sectoral Financial Liabilities	196,536	-	24,290
Public Utilities	84,226	83,124	81,977
Other Accounts Payable	179,179	191,148	169,479
TOTAL NON-CURRENT	20,393,058	20,877,460	20,085,962

SHAREHOLDERS' EQUITY
Capital	5,348,312	5,348,312	4,793,424
Capital Reserve	468,082	468,082	468,082
Legal Reserve	694,058	694,058	650,811
Statutory Reserve - Concession Financial Assets	640,545	585,451	368,935
Statutory Reserve - Strengthening of Working Capital	392,972	392,972	554,888
Other Comprehensive Income	177,537	185,321	139,394
Retained Earnings	222,712	-	136,970
	7,944,217	7,674,196	7,112,504
Non-Controlling Shareholders' Interest	2,413,663	2,455,942	2,414,019
TOTAL SHAREHOLDERS' EQUITY	10,357,881	10,130,138	9,526,523

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	38,105,514	40,532,471	36,621,394

Página 55 de 68

12.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	1Q16	1Q15	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	6,463,078	5,266,724	22.7%
Electricity Sales to Distributors	748,256	856,462	-12.6%
Revenue from building the infrastructure	217,134	230,808	-5.9%
Sectorial financial assets and liabilities	(732,253)	688,584	-206.3%
Other Operating Revenues	802,052	593,300	35.2%
	7,498,267	7,635,877	-1.8%

DEDUCTIONS FROM OPERATING REVENUES	(3,248,878)	(2,345,809)	38.5%
NET OPERATING REVENUES	4,249,389	5,290,068	-19.7%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,165,933)	(3,203,931)	-32.4%
Electricity Network Usage Charges	(362,089)	(393,920)	-8.1%
	(2,528,021)	(3,597,851)	-29.7%
OPERATING COSTS AND EXPENSES
Personnel	(244,967)	(225,033)	8.9%
Material	(39,785)	(32,180)	23.6%
Outsourced Services	(149,220)	(135,865)	9.8%
Other Operating Costs/Expenses	(172,685)	(97,828)	76.5%
Allowance for Doubtful Accounts	(46,051)	(21,278)	116.4%
Legal and judicial expenses	(59,384)	(29,610)	100.6%
Others	(67,249)	(46,941)	43.3%
Cost of building the infrastructure	(217,035)	(230,178)	-5.7%
Employee Pension Plans	(13,913)	(16,344)	-14.9%
Depreciation and Amortization	(246,081)	(229,232)	7.4%
Amortization of Concession's Intangible	(61,887)	(84,701)	-26.9%
	(1,145,572)	(1,051,362)	9.0%

EBITDA[1]	947,389	972,196	-2.6%

EBIT	575,796	640,855	-10.2%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	404,849	287,073	41.0%
Financial Expenses	(636,496)	(653,802)	-2.6%
	(231,647)	(366,729)	-36.8%

EQUITY ACCOUNTING
Equity Accounting	63,625	17,408	265.5%
Assets Surplus Value Amortization	(145)	(284)	-49.0%
	63,480	17,124	270.7%

INCOME BEFORE TAXES ON INCOME	407,629	291,250	40.0%

Social Contribution	(47,166)	(41,463)	13.8%
Income Tax	(128,016)	(107,477)	19.1%

NET INCOME	232,446	142,310	63.3%
Controlling Shareholders' Interest	271,349	168,970	60.6%
Non-Controlling Shareholders' Interest	(38,902)	(26,660)	45.9%

Note: (1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

Página 56 de 68

12.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted[1]
	1Q16	1Q15	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	6,451,852	5,266,724	22.5%
Electricity Sales to Distributors	707,632	794,535	-10.9%
Revenue from building the infrastructure	217,134	230,808	-5.9%
Sectorial financial assets and liabilities	(729,513)	609,995	-219.6%
Other Operating Revenues	803,429	591,547	35.8%
	7,450,535	7,493,608	-0.6%

DEDUCTIONS FROM OPERATING REVENUES	(3,247,971)	(2,308,464)	40.7%
NET OPERATING REVENUES	4,202,564	5,185,144	-18.9%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,031,133)	(2,956,606)	-31.3%
Electricity Network Usage Charges	(369,219)	(399,815)	-7.7%
	(2,400,352)	(3,356,420)	-28.5%
OPERATING COSTS AND EXPENSES
Personnel	(238,375)	(219,694)	8.5%
Material	(70,083)	(132,057)	-46.9%
Outsourced Services	(136,397)	(127,342)	7.1%
Other Operating Costs/Expenses	(177,328)	(100,576)	76.3%
Allowance for Doubtful Accounts	(45,975)	(21,294)	115.9%
Legal and judicial expenses	(55,962)	(26,745)	109.2%
Others	(75,391)	(52,537)	43.5%
Cost of building the infrastructure	(217,035)	(230,178)	-5.7%
Employee Pension Plans	(13,913)	(16,344)	-14.9%
Depreciation and Amortization	(226,509)	(215,560)	5.1%
Amortization of Concession's Intangible	(43,741)	(63,994)	-31.6%
	(1,123,381)	(1,105,745)	1.6%

ADJUSTED EBITDA[2]	949,082	1,002,533	-5.3%

EBIT	678,831	722,978	-6.1%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	398,166	274,187	45.2%
Financial Expenses	(615,041)	(558,476)	10.1%
	(216,875)	(284,290)	-23.7%

INCOME BEFORE TAXES ON INCOME	461,956	438,689	5.3%

Social Contribution	(52,103)	(50,985)	2.2%
Income Tax	(142,573)	(137,175)	3.9%

ADJUSTED NET INCOME	267,281	250,529	6.7%

   Notes:

(1)    Adjusted figures take into account CPFL’s equivalent stake in each generation project and disregard non-recurring effects;

(2)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

Página 57 de 68

12.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	1Q16	Last 12M

Beginning Balance	5,682,802	4,027,798

Net Income Before Taxes	407,629	1,570,833

Depreciation and Amortization	307,968	1,273,937
Interest on Debts and Monetary and Foreign Exchange Restatements	387,301	1,322,777
Consumers, Concessionaries and Licensees	(603,890)	(859,922)
Sectoral Financial Assets	1,173,238	538,539
Accounts Receivable - Resources Provided by the CDE/CCEE	(183,776)	(4,003)
Suppliers	(1,287,216)	(273,007)
Sectoral Financial Liabilities	121,352	103,775
Accounts Payable - Resources Provided by the CDE	(25,164)	(28,318)
Interest on Debts and Debentures Paid	(446,517)	(1,679,408)
Income Tax and Social Contribution Paid	(92,674)	(245,776)
Others	590,051	1,269,118
	(59,327)	1,417,712

Total Operating Activities	348,302	2,988,545

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(445,887)	(1,542,898)
Others	(22,708)	(100,825)
Total Investment Activities	(468,595)	(1,643,723)

Financing Activities
Capital Increase by Non Controlling Shareholders	-	7
Loans and Debentures	417,188	2,301,671
Principal Amortization of Loans and Debentures, Net of Derivatives	(1,553,014)	(3,195,110)
Dividend and Interest on Equity Paid	(4,698)	(9,848)
Others	(16,191)	(63,546)
Total Financing Activities	(1,156,715)	(966,826)

Cash Flow Generation	(1,277,008)	377,996

Ending Balance - 03/31/2016	4,405,794	4,405,794

Página 58 de 68

12.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	1Q16	1Q15	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-
Eletricity Sales to Distributors	259,272	252,813	2.6%
Other Operating Revenues	1,296	1,390	-6.7%
	260,568	254,202	2.5%

DEDUCTIONS FROM OPERATING REVENUE	(24,157)	(22,064)	9.5%
NET OPERATING REVENUE	236,411	232,139	1.8%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(19,814)	(43,285)	-54.2%
Eletricity Network Usage Charges	(5,852)	(5,207)	12.4%
	(25,666)	(48,492)	-47.1%
OPERATING COSTS AND EXPENSES
Personnel	(9,022)	(7,939)	13.6%
Material	(847)	(317)	167.3%
Outsourced Services	(4,250)	(5,395)	-21.2%
Other Operating Costs/Expenses	(10,915)	(3,852)	183.4%
Employee Pension Plans	(322)	(113)	183.9%
Depreciation and Amortization	(27,661)	(27,984)	-1.2%
Amortization of Concession's Intangible	(2,492)	(4,046)	-38.4%
	(55,509)	(49,646)	11.8%

EBITDA	249,014	183,439	35.7%

EBIT	155,236	134,000	15.8%

FINANCIAL INCOME (EXPENSE)
Financial Income	45,589	31,133	46.4%
Financial Expenses	(129,584)	(133,412)	-2.9%
Interest on Equity	-	-	-
	(83,995)	(102,280)	-17.9%

EQUITY ACCOUNTING
Equity Accounting	63,625	17,408	265.5%
Assets Surplus Value Amortization	(145)	(284)	-49.0%
	63,480	17,124	270.7%

INCOME BEFORE TAXES ON INCOME	134,721	48,845	175.8%

Social Contribution	(6,605)	(2,895)	128.1%
Income Tax	(18,135)	(7,514)	141.4%

NET INCOME (LOSS)	109,980	38,436	186.1%
Controlling Shareholders' Interest	98,620	33,709	192.6%
Non-Controlling Shareholders' Interest	11,360	4,727	140.3%

Página 59 de 68

12.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	1Q16	1Q15	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-
Eletricity Sales to Distributors	491,539	537,451	-8.5%
Other Operating Revenues	903	1,002	-9.9%
	492,442	538,454	-8.5%

DEDUCTIONS FROM OPERATING REVENUE	(44,332)	(48,662)	-8.9%
NET OPERATING REVENUE	448,110	489,792	-8.5%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(20,522)	(11,654)	76.1%
Eletricity Network Usage Charges	(21,806)	(20,130)	8.3%
	(42,328)	(31,785)	-
OPERATING COSTS AND EXPENSES
Personnel	(12,270)	(10,917)	12.4%
Material	(32,722)	(102,190)	-68.0%
Outsourced Services	(7,308)	(10,383)	-29.6%
Other Operating Costs/Expenses	(24,037)	(14,620)	64.4%
Employee Pension Plans	(322)	(113)	183.9%
Depreciation and Amortization	(54,300)	(55,394)	-2.0%
Amortization of Concession's Intangible	(2,636)	(4,330)	-39.1%
	(133,595)	(197,947)	-32.5%

EBITDA	329,123	319,784	2.9%

EBIT	272,186	260,060	4.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	55,232	34,167	61.6%
Financial Expenses	(186,118)	(176,949)	5.2%
Interest on Equity	-	-	-
	(130,886)	(142,782)	-8.3%

EQUITY ACCOUNTING
Equity Accounting	(0)	(0)	-
Assets Surplus Value Amortization	-	-	-
	(0)	(0)	-

INCOME BEFORE TAXES ON INCOME	141,300	117,279	20.5%

Social Contribution	(12,957)	(11,498)	12.7%
Income Tax	(34,771)	(31,440)	10.6%

NET INCOME (LOSS)	93,572	74,341	25.9%

Note: Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó, Epasa and Jaguari Geração) and excludes the non-recurring effects.

Página 60 de 68

12.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% Participation)
	1Q16	1Q15	Var.
OPERATING REVENUES
Eletricity Sales to Final Consumers	23,200	-	0.0%
Eletricity Sales to Distributors	271,914	385,322	-29.4%
Other Operating Revenues	309	4,670	-93.4%
	295,423	389,992	-24.2%

DEDUCTIONS FROM OPERATING REVENUES	(16,677)	(25,577)	-34.8%
NET OPERATING REVENUES	278,746	364,415	-23.5%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(13,837)	(102,010)	-86.4%
Eletricity Network Usage Charges	(19,363)	(19,803)	-2.2%
	(33,200)	(121,812)	-72.7%
OPERATING COSTS AND EXPENSES
Personnel	(20,335)	(17,187)	18.3%
Material	(3,511)	(4,125)	-14.9%
Outsourced Services	(36,657)	(29,072)	26.1%
Other Operating Costs/Expenses	(17,327)	(14,653)	18.2%
Depreciation and Amortization	(95,497)	(84,898)	12.5%
Amortization of Concession's Intangible	(37,800)	(43,379)	-12.9%
	(211,127)	(193,315)	9.2%

EBITDA (IFRS)(1)	167,717	177,565	-5.5%

EBIT	34,419	49,288	-30.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	30,876	29,609	4.3%
Financial Expenses	(163,972)	(136,290)	20.3%
	(133,096)	(106,682)	24.8%

INCOME BEFORE TAXES ON INCOME	(98,676)	(57,394)	71.9%

Social Contribution	(2,925)	(3,679)	-20.5%
Income Tax	(4,296)	(3,572)	20.3%

NET INCOME (IFRS)	(105,897)	(64,645)	63.8%
Controlling Shareholders' Interest	(107,796)	(64,430)	67.3%
Non-Controlling Shareholders' Interest	(1,899)	215	-983.5%

1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 61 de 68

12.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted (Proportional Consolidation)
	1Q16	1Q15	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	11,974	-	0.0%
Eletricity Sales to Distributors	141,131	200,807	-29.7%
Other Operating Revenues	160	2,410	-93.4%
	153,265	203,217	-24.6%

DEDUCTIONS FROM OPERATING REVENUES	(8,644)	(13,291)	-35.0%
NET OPERATING REVENUES	144,621	189,926	-23.9%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(7,157)	(33,258)	-78.5%
Eletricity Network Usage Charges	(9,993)	(10,220)	-2.2%
	(17,151)	(43,478)	-60.6%
OPERATING COSTS AND EXPENSES
Personnel	(10,495)	(8,870)	18.3%
Material	(1,812)	(2,129)	-14.9%
Outsourced Services	(18,919)	(15,005)	26.1%
Other Operating Costs/Expenses	(9,684)	(7,563)	28.0%
Depreciation and Amortization	(49,287)	(43,817)	12.5%
Amortization of Concession's Intangible	(19,509)	(22,388)	-12.9%
	(109,706)	(99,772)	10.0%

EBITDA Adjusted (1)	86,560	112,882	-23.3%

EBIT	17,764	46,677	-61.9%

FINANCIAL INCOME (EXPENSE)
Financial Income	15,936	15,281	4.3%
Financial Expenses	(84,627)	(70,341)	20.3%
	(68,692)	(55,059)	24.8%

INCOME BEFORE TAXES ON INCOME	(50,928)	(8,383)	507.5%

Social Contribution	(1,510)	(1,899)	-20.5%
Income Tax	(2,217)	(1,844)	20.3%

NET INCOME Adjusted(1)	(54,655)	(12,125)	350.7%

1) Please, considers:

(i)  Proportional participation (51.61%);

(ii) Exclusion of the non-recurring effect (R$ 21 million in 1Q15);

(iii) Part of the GSF effects (R$ 0.3 million in 1Q16 and R$ 6.0 million in 1Q15) that are booked as a revenue by CPFL Renováveis is reclassified as a cost in our pro forma analysis;

(iv) The GSF premium risk that are booked as a Gross Operational Revenue (R$ 0.5 million) and Cost of Electric Energy Services (R$ 0.3 million) are reclassified as “Other Operating Costs/Expenses”.

Página 62 de 68

12.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated
	1Q16	1Q15	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,124,109	4,990,469	22.7%
Electricity Sales to Distributors	215,538	185,807	16.0%
Revenue from building the infrastructure	214,423	213,555	0.4%
Sectoral financial assets and liabilities	(732,253)	688,584	-
Other Operating Revenues	772,540	561,617	37.6%
	6,594,356	6,640,031	-0.7%

DEDUCTIONS FROM OPERATING REVENUE	(3,158,375)	(2,244,669)	40.7%
NET OPERATING REVENUE	3,435,981	4,395,362	-21.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,882,032)	(2,824,468)	-33.4%
Electricity Network Usage Charges	(340,176)	(370,268)	-8.1%
	(2,222,207)	(3,194,735)	-30.4%
OPERATING COSTS AND EXPENSES
Personnel	(165,736)	(157,821)	5.0%
Material	(28,315)	(21,361)	32.6%
Outsourced Services	(144,128)	(125,184)	15.1%
Other Operating Costs/Expenses	(144,095)	(81,549)	76.7%
Allowance for Doubtful Accounts	(45,374)	(19,059)	138.1%
Legal and Judicial Expenses	(51,097)	(22,984)	122.3%
Others	(47,624)	(39,506)	20.5%
Cost of building the infrastructure	(214,423)	(213,555)	0.4%
Employee Pension Plans	(13,591)	(16,231)	-16.3%
Depreciation and Amortization	(118,085)	(112,296)	5.2%
Amortization of Concession's Intangible	(5,918)	(5,129)	15.4%
	(834,290)	(733,127)	13.8%

EBITDA (IFRS)(1)	503,486	584,926	-13.9%

EBIT	379,484	467,501	-18.8%

FINANCIAL INCOME (EXPENSE)
Financial Income	311,063	193,336	60.9%
Financial Expenses	(315,437)	(350,838)	-10.1%
Interest on Equity	-	-	-
	(4,374)	(157,502)	-

INCOME BEFORE TAXES ON INCOME	375,110	309,998	21.0%

Social Contribution	(36,746)	(30,815)	19.2%
Income Tax	(102,051)	(84,901)	20.2%

Net Income (IFRS)	236,312	194,282	21.6%

Note:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 63 de 68

12.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated
	1Q16	1Q15	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,124,109	4,990,469	22.7%
Electricity Sales to Distributors	215,538	185,807	16.0%
Revenue from building the infrastructure	214,423	213,555	0.4%
Sectoral financial assets and liabilities	(729,513)	609,995	-
Other Operating Revenues	772,540	561,617	37.6%
	6,597,097	6,561,442	0.5%

DEDUCTIONS FROM OPERATING REVENUE	(3,158,375)	(2,207,399)	43.1%
NET OPERATING REVENUE	3,438,722	4,354,043	-21.0%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,882,032)	(2,824,468)	-33.4%
Electricity Network Usage Charges	(340,176)	(370,268)	-8.1%
	(2,222,207)	(3,194,735)	-30.4%
OPERATING COSTS AND EXPENSES
Personnel	(165,736)	(157,821)	5.0%
Material	(28,315)	(21,361)	32.6%
Outsourced Services	(144,128)	(125,184)	15.1%
Other Operating Costs/Expenses	(144,095)	(81,549)	76.7%
Allowance for Doubtful Accounts	(45,374)	(19,059)	138.1%
Legal and Judicial Expenses	(51,097)	(22,984)	122.3%
Others	(47,624)	(39,506)	20.5%
Cost of building the infrastructure	(214,423)	(213,555)	0.4%
Employee Pension Plans	(13,591)	(16,231)	-16.3%
Depreciation and Amortization	(118,085)	(112,296)	5.2%
Amortization of Concession's Intangible	(5,918)	(5,129)	15.4%
	(834,290)	(733,127)	13.8%

Adjusted EBITDA(1)	506,227	543,607	-6.9%

EBIT	382,224	426,181	-10.3%

FINANCIAL INCOME (EXPENSE)
Financial Income	311,063	193,336	60.9%
Financial Expenses	(318,178)	(279,519)	13.8%
Interest on Equity	-	-	-
	(7,115)	(86,183)	-

INCOME BEFORE TAXES ON INCOME	375,110	339,998	10.3%

Social Contribution	(36,746)	(33,515)	9.6%
Income Tax	(102,051)	(92,401)	10.4%

Adjusted Net Income(2)	236,312	214,082	10.4%

Notes:

(1)     Adjusted EBITDA excludes the non-recurring effects and the exchange variation in Itaipu invoices (negative effect of R$ 3 million in 1Q16 and a positive effect of R$ 71 million in 1Q15);

(2)     Adjusted Net Income excludes the non-recurring effects.

Página 64 de 68

12.12) Economic-Financial Performance – Distributors

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	1Q16	1Q15	Var.
Gross Operating Revenue	3,384,435	3,380,150	0.1%
Net Operating Revenue	1,765,930	2,219,202	-20.4%
Cost of Electric Power	(1,177,354)	(1,623,956)	-27.5%
Operating Costs & Expenses	(423,936)	(363,752)	16.5%
EBIT	164,640	231,494	-28.9%
EBITDA (IFRS)(1)	217,011	285,009	-23.9%
Financial Income (Expense)	1,363	(75,042)	-101.8%
Income Before Taxes	166,003	156,452	6.1%
Net Income (IFRS)	104,295	98,049	6.4%

CPFL PIRATININGA
	1Q16	1Q15	Var.
Gross Operating Revenue	1,567,486	1,548,582	1.2%
Net Operating Revenue	783,226	997,858	-21.5%
Cost of Electric Power	(521,982)	(734,310)	-28.9%
Operating Costs & Expenses	(150,960)	(146,417)	3.1%
EBIT	110,284	117,132	-5.8%
EBITDA (IFRS)(1)	133,156	140,087	-4.9%
Financial Income (Expense)	(110)	(39,305)	-99.7%
Income Before Taxes	110,175	77,827	41.6%
Net Income (IFRS)	68,383	48,545	40.9%

RGE
	1Q16	1Q15	Var.
Gross Operating Revenue	1,284,037	1,360,784	-5.6%
Net Operating Revenue	683,737	948,469	-27.9%
Cost of Electric Power	(413,326)	(691,456)	-40.2%
Operating Costs & Expenses	(200,073)	(174,739)	14.5%
EBIT	70,338	82,273	-14.5%
EBITDA (IFRS)(1)	108,100	115,197	-6.2%
Financial Income (Expense)	5,725	(35,649)	-
Income Before Taxes	76,063	46,624	63.1%
Net Income (IFRS)	49,149	29,347	67.5%

CPFL SANTA CRUZ
	1Q16	1Q15	Var.
Gross Operating Revenue	155,251	161,730	-4.0%
Net Operating Revenue	88,093	107,370	-18.0%
Cost of Electric Power	(47,580)	(70,128)	-32.2%
Operating Costs & Expenses	(25,941)	(20,208)	28.4%
EBIT	14,573	17,035	-14.5%
EBITDA (IFRS)(1)	19,147	20,565	-6.9%
Financial Income (Expense)	(4,297)	(767)	460.4%
Income Before Taxes	10,276	16,268	-36.8%
Net Income (IFRS)	6,514	10,349	-37.1%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

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Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	1Q16	1Q15	Var.
Gross Operating Revenue	43,664	42,216	3.4%
Net Operating Revenue	25,698	28,706	-10.5%
Cost of Electric Power	(13,584)	(17,065)	-20.4%
Operating Costs & Expenses	(8,848)	(6,064)	45.9%
EBIT	3,266	5,576	-41.4%
EBITDA (IFRS)(1)	4,976	7,004	-29.0%
Financial Income (Expense)	(2,125)	(898)	136.7%
Income Before Taxes	1,140	4,679	-75.6%
Net Income (IFRS)	686	2,948	-76.7%

CPFL SUL PAULISTA
	1Q16	1Q15	Var.
Gross Operating Revenue	63,243	58,348	8.4%
Net Operating Revenue	36,779	38,142	-3.6%
Cost of Electric Power	(19,789)	(21,814)	-9.3%
Operating Costs & Expenses	(11,863)	(9,216)	28.7%
EBIT	5,127	7,113	-28.9%
EBITDA (IFRS)(1)	7,419	8,533	-13.1%
Financial Income (Expense)	(2,088)	(1,032)	102.3%
Income Before Taxes	3,039	6,081	-28.9%
Net Income (IFRS)	1,926	3,908	-50.7%

CPFL JAGUARI
	1Q16	1Q15	Var.
Gross Operating Revenue	65,577	60,094	9.1%
Net Operating Revenue	35,391	37,754	-6.3%
Cost of Electric Power	(22,317)	(27,631)	-19.2%
Operating Costs & Expenses	(6,005)	(7,522)	-20.2%
EBIT	7,069	2,601	171.8%
EBITDA (IFRS)(1)	8,185	3,468	136.0%
Financial Income (Expense)	(1,171)	(3,326)	-28.9%
Income Before Taxes	5,898	(725)	-913.3%
Net Income (IFRS)	3,746	(638)	-

CPFL MOCOCA
	1Q16	1Q15	Var.
Gross Operating Revenue	34,519	31,498	9.6%
Net Operating Revenue	20,651	20,944	-1.4%
Cost of Electric Power	(9,537)	(11,240)	-15.2%
Operating Costs & Expenses	(6,927)	(5,426)	27.7%
EBIT	4,187	4,277	-2.1%
EBITDA (IFRS)(1)	5,494	5,062	8.5%
Financial Income (Expense)	(1,671)	(1,484)	12.6%
Income Before Taxes	2,515	2,793	-9.9%
Net Income (IFRS)	1,613	1,774	-9.0%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

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12.13) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	1Q16	1Q15	Var.
Residential	2,360	2,481	-4.9%
Industrial	2,546	2,731	-6.8%
Commercial	1,476	1,563	-5.6%
Others	994	1,023	-2.8%
Total	7,376	7,797	-5.4%

CPFL Piratininga
	1Q16	1Q15	Var.
Residential	1,042	1,122	-7.1%
Industrial	1,600	1,908	-16.1%
Commercial	640	668	-4.1%
Others	279	283	-1.5%
Total	3,562	3,981	-10.5%

RGE
	1Q16	1Q15	Var.
Residential	665	663	0.2%
Industrial	764	836	-8.7%
Commercial	377	400	-5.6%
Others	724	699	3.6%
Total	2,530	2,598	-2.6%

CPFL Santa Cruz
	1Q16	1Q15	Var.
Residential	93	96	-2.6%
Industrial	55	58	-5.9%
Commercial	43	46	-6.3%
Others	85	90	-5.3%
Total	276	290	-4.7%

CPFL Jaguari
	1Q16	1Q15	Var.
Residential	23	24	-3.8%
Industrial	99	99	-0.3%
Commercial	13	14	-5.3%
Others	10	10	-0.6%
Total	145	147	-1.4%

CPFL Mococa
	1Q16	1Q15	Var.
Residential	19	20	-2.5%
Industrial	16	16	0.4%
Commercial	8	9	-6.3%
Others	14	15	-5.0%
Total	57	59	-2.9%

CPFL Leste Paulista
	1Q16	1Q15	Var.
Residential	26	26	-2.6%
Industrial	21	19	10.5%
Commercial	12	12	-1.0%
Others	22	24	-9.7%
Total	80	81	-1.5%

CPFL Sul Paulista
	1Q16	1Q15	Var.
Residential	37	38	-2.9%
Industrial	47	83	-43.7%
Commercial	15	16	-7.0%
Others	23	24	-3.2%
Total	122	161	-24.4%

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12.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q16	1Q15	Var.
Residential	2,360	2,481	-4.9%
Industrial	884	979	-9.7%
Commercial	1,326	1,415	-6.3%
Others	961	989	-2.8%
Total	5,531	5,865	-5.7%

CPFL Piratininga
	1Q16	1Q15	Var.
Residential	1,042	1,122	-7.1%
Industrial	463	536	-13.6%
Commercial	569	596	-4.5%
Others	268	272	-1.3%
Total	2,342	2,526	-7.3%

RGE
	1Q16	1Q15	Var.
Residential	665	663	0.2%
Industrial	349	391	-10.7%
Commercial	360	377	-4.7%
Others	724	699	3.6%
Total	2,097	2,130	-1.5%

CPFL Santa Cruz
	1Q16	1Q15	Var.
Residential	93	96	-2.6%
Industrial	43	46	-8.0%
Commercial	43	46	-6.3%
Others	85	90	-5.3%
Total	264	278	-5.0%

CPFL Jaguari
	1Q16	1Q15	Var.
Residential	23	24	-3.8%
Industrial	72	80	-10.1%
Commercial	13	14	-5.3%
Others	10	10	-0.6%
Total	118	127	-7.6%

CPFL Mococa
	1Q16	1Q15	Var.
Residential	19	20	-2.5%
Industrial	8	9	-9.6%
Commercial	8	9	-6.3%
Others	14	15	-5.0%
Total	50	53	-5.1%

CPFL Leste Paulista
	1Q16	1Q15	Var.
Residential	26	26	-2.6%
Industrial	7	7	-6.4%
Commercial	12	12	-1.0%
Others	22	24	-9.7%
Total	66	70	-5.2%

CPFL Sul Paulista
	1Q16	1Q15	Var.
Residential	37	38	-2.9%
Industrial	24	25	-3.0%
Commercial	15	16	-7.0%
Others	23	24	-3.2%
Total	99	103	-3.6%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 13, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.